AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 2015

1933 ACT REGISTRATION NO. 333-199286

1940 ACT REGISTRATION NO. 811-21988

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933    ☒

PRE-EFFECTIVE AMENDMENT NO. 1

POST-EFFECTIVE AMENDMENT NO.

AND

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940  ☒

POST-EFFECTIVE AMENDMENT NO. 42

(CHECK APPROPRIATE BOX OR BOXES)

PRIAC VARIABLE CONTRACT ACCOUNT A

(Exact Name of Registrant)

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

(Name of Depositor)

280 TRUMBULL STREET

HARTFORD, CONNECTICUT 06103-3509

(860) 534-2000

(Address and telephone number of Depositor’s principal executive offices)

C. CHRISTOPHER SPRAGUE

VICE PRESIDENT AND CORPORATE COUNSEL

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

200 WOOD AVENUE SOUTH

ISELIN, NJ 08830-2706

(Name and address of agent for service)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Approximate Date of Proposed Public Offering:

It is proposed that this filing will become effective (check appropriate box)

☐ immediately upon filing pursuant to paragraph (b)

☐ on (date) pursuant to paragraph (b)

☐ 60 days after filing pursuant to paragraph (a)(1)

☐ on (date) pursuant to paragraph (a)(1).

If appropriate, check the following box:

☐ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:

Interests in Group and Individual Variable Annuity Contracts

PRUDENTIAL RETIREMENT SECURITY ANNUITY VI

PROSPECTUS:

This prospectus describes the Prudential Retirement Security Annuity VI, a flexible premium deferred annuity (the “Annuity” or “Contract”) offered by Prudential Retirement Insurance and Annuity Company (“PRIAC”, the “Company”, “we”, “our” or “us”) and the PRIAC Variable Contract Account A as an interest in a group annuity. The Annuity or certain of its investment options or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and regulations.

The Annuity is sold by PRIAC to retirement plans qualifying for federal tax benefits under sections 401(a), 403(b), or 457 (governmental) of the Internal Revenue Code of 1986, as amended (“Code”). Eligible investors may contribute Purchase Payments to the Annuity subject to our underwriting guidelines and the Code. For general information regarding your plan and the benefits provided thereunder, you should contact your plan’s Designated Record Keeper (defined in the Glossary), as we do not service your retirement plan.

Prudential Retirement Security Annuity VI is not available for the transfer or conversion of Prudential IncomeFlex Target Benefit guarantees under a qualified retirement plan sponsored by your employer or union that offers an in-plan Prudential IncomeFlex Target Benefit.

If you are purchasing the Annuity as a replacement for existing variable annuity or variable life coverage, you should consider, among other things, any surrender or penalty charges you may incur when replacing your existing coverage. Before purchasing this Annuity, you also should consider whether its features and benefits meet your needs and goals. In particular, you should consider the relative features, benefits and costs of this Annuity compared with those in your retirement plan or elsewhere before investing in this Annuity. PRIAC is a wholly-owned subsidiary of The Prudential Insurance Company of America.

PLEASE READ THIS PROSPECTUS

This prospectus describes important features of the Annuity and what you should consider before purchasing it. Please read this prospectus before purchasing the Annuity. The accompanying prospectus for the underlying mutual fund contains important information about the mutual fund. When you invest in a Variable Investment Option, you should read the underlying mutual fund prospectus and keep it for future reference.

In compliance with United States law, PRIAC will deliver this prospectus to Contract Owners that currently reside outside the United States.

THE FUND

The Annuity offers a Variable Investment Option, a sub-account of the PRIAC Variable Contract Account A, that invests in an underlying mutual fund portfolio. The sub-account invests in the Vanguard Balanced Index Fund (Institutional Shares).

The fund available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to investment return information regarding the fund available through PRIAC or your employer, rather than to information that may be available through alternate sources.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), or 457 (governmental) of the Code. In contrast to many variable annuities, because this Contract can invest in a fund available to the general public, if the Contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

TO LEARN MORE ABOUT PRUDENTIAL RETIREMENT SECURITY ANNUITY VI

This prospectus sets forth the information about the Contract that a prospective investor ought to know before investing, and should be kept for future reference. Additional information about the Contact has been filed with the U.S. Securities & Exchange Commission (SEC), and is available upon written or oral request without charge. Such additional information includes the Statement of Additional Information (SAI) dated                             . The SAI has been filed with the SEC and is legally a part of this prospectus. PRIAC may also file other reports with the SEC. All of these filings can be reviewed and copied at the SEC’s offices, and can also be obtained from the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. (See SEC file number 333-199286). You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC also maintains a website (http://www.sec.gov) that contains the Prudential Retirement Security Annuity VI SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is set forth in Section 10 of this prospectus. For a free copy of the SAI, contact the Prudential Retirement Service Center by calling (877) 778-2100, or writing to Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

THE SEC HAS NOT DETERMINED THAT THIS CONTRACT IS A GOOD INVESTMENT, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE. INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISK, INCLUDING THE POSSIBLE LOSS OF YOUR MONEY. AN INVESTMENT IN THE ANNUITY IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

i

ii

PART I – SUMMARY

PRUDENTIAL RETIREMENT SECURITY ANNUITY VI PROSPECTUS

GLOSSARY

We have tried to make this prospectus as easy to read and understand as possible. By the nature of the Contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. Certain terms within this prospectus are described within the text where they appear.

Accumulation Phase: The period that begins with the Contract Date (which we define below) and ends on your Annuity Date (defined below), or earlier if the Contract is terminated through a full withdrawal or payment of a Death Benefit.

Adjusted Contract Value: When you begin receiving Annuity Payments, the value of your Contract minus any charge we impose for premium taxes.

Annual Guaranteed Withdrawal Amount: Under the terms of the Prudential IncomeFlex Target Benefit, an amount that you may withdraw each Birthday Year as long as you live (if the optional Spousal Benefit is elected, then until the last to die of you and your spouse). The Annual Guaranteed Withdrawal Amount is set initially as a percentage of the Income Base, but will be adjusted to reflect subsequent Purchase Payments, Excess Withdrawals and any Step-Up. We may refer to this amount as the “Lifetime Annual Withdrawal Amount” in materials other than this prospectus.

Annuitant: The person whose life determines the amount of Annuity Payments that will be paid.

Annuity Date: The date you elect to begin Annuity Payments (annuitization). We define Annuity Payments below.

Annuity Option: An option under the Contract that defines the frequency and duration of Annuity Payments. See Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

Annuity Payment: Each payment made on or after your Annuity Date in accordance with the Annuity Option you select. Annuity Payments are not considered to be withdrawals for any purposes, including withdrawals under the Prudential IncomeFlex Target Benefit. For more information about guaranteed withdrawals, see “Withdrawals Under The Prudential IncomeFlex Target Benefit” in Section 5, “What Is The Prudential IncomeFlex Target Benefit?”

Annuity Phase: The period that begins with the Annuity Date and ends when there are no further Annuity Payments due under the Annuity Option you select.

Beneficiary: The person(s) or entity you have chosen to receive the Death Benefit.

Birthday: Each anniversary of your date of birth. If this date is not a Business Day, then the Birthday will be the last Business Day immediately preceding the anniversary of your date of birth.

Birthday Year: Each year beginning on the Birthday and ending on the last Business Day preceding the next Birthday.

Business Day: A day on which the New York Stock Exchange is open for business. A Business Day ends as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time). Our Business Day may close earlier than 4:00 p.m. Eastern Time, for example, if regular trading on the New York Stock Exchange closes early.

Code: The Internal Revenue Code of 1986, as amended.

Contract Date: The date we accept your initial Purchase Payment and all necessary paperwork in Good Order at the Prudential Retirement Service Center. Contract anniversaries are measured from the Contract Date. A Contract year starts on the Contract Date or on a Contract anniversary. If after the Contract Date and before the Lock-In Date the Contract Value is equal to $0.00, then any subsequent allocation to a Variable Investment Option, permitted by us, on behalf of a Participant shall create a new Contract Date.

Contract Owner, Owner or You: The person or entity entitled to the ownership rights under the Contract. Although the Contract is issued only to Plan Contract Holders (i.e., the kinds of retirement plans specified on the cover page of the prospectus), participants in such plans make purchase payments and have various other rights under the Contract. Where appropriate in the context involved, references to “Contract Owner”, “Owner”, “You”, and “you” may refer to the plan participant rather than the Plan Contract Holder.

Contract Value: The total value of your Contract, equal to the sum of the values of your investment in each investment option. Your Contract Value will go up or down based on the performance of the investment options.

Death Benefit: If a Death Benefit is payable, the Beneficiary you designate will receive the Contract Value. See Section 4, “What Is The Death Benefit?”

Designated Record Keeper: The third party record keeper designated by your employment based retirement plan.

Excess Withdrawal: Any withdrawal in a Birthday Year in excess of the Annual Guaranteed Withdrawal Amount. Each Excess Withdrawal reduces your Income Base and thus your Annual Guaranteed Withdrawal Amount in the same proportion as the Contract Value was reduced by the Excess Withdrawal. See Section 5, “What Is The Prudential IncomeFlex Target Benefit?”

Good Order: Sufficiently clear instruction received by the Designated Record Keeper on a Business Day before the close of business which utilizes the applicable forms, and reflects the necessary signatures and dates required to ensure there is no need to exercise any discretion to follow such instruction. Good Order requires receipt of confirmation and all necessary information to ensure the instruction is permitted under and in compliance with the applicable retirement arrangement. Instructions that are not in Good Order will be effective on the Business Day that Good Order is determined. Instructions received on a day that is not a Business Day or after the close of a Business Day will be deemed to have been received on the next Business Day.

Guaranteed Withdrawal Percentage: The percentage of the Income Base used to determine the Annual Guaranteed Withdrawal Amount. See Section 5, “What Is The Prudential IncomeFlex Target Benefit?”

Highest Birthday Value: For purposes of determining the Income Base, the initial Highest Birthday Value is the Contract Value on the Contract Date, and thereafter the greater of (a) the initial Highest Birthday Value, and (b) the highest Contract Value attained on each Birthday, until the Lock-In Date. This value is adjusted for withdrawals and subsequent Purchase Payments. See Section 5, “What Is The Prudential IncomeFlex Target Benefit?”

Income Base: The Income Base is used to determine the Annual Guaranteed Withdrawal Amount. On the Lock-In Date, your Income Base is equal to the greater of: (A) the Highest Birthday Value or (B) the Contract Value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the Contract Value on the Business Day prior to the Lock-In Date). Thereafter, the Income Base may increase or decrease, resulting from additional Purchase Payments, Withdrawals and/or Step-Up Amounts. Prior to the Lock-In Date, it equals your Highest Birthday Value and is only determined for reference purposes.

Lock-In Date: The date you elect to lock in your Annual Guaranteed Withdrawal Amount under this Annuity. You must attain age 55 to select a Lock-In Date (both you and your spouse must attain age 55 to select a Lock-In Date for the Spousal Benefit).

Participant: A Participant in a retirement plan or arrangement.

Plan Contract Holder: The employer, trust or association to which a group annuity contract has been issued.

Prudential IncomeFlex Target® Benefit or IncomeFlex Target Benefit: A standard feature of the Annuity that guarantees your ability to withdraw a percentage of an initial notional value called the Income Base for your life if certain conditions are satisfied. A charge for this guarantee is deducted from the value of your investment options.

Prudential Retirement Service Center: Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789. The phone number is (877) 778-2100. Prudential’s website is www.prudential.com/online/retirement. For items required to be sent to the Prudential Retirement Service Center, your correspondence is not considered received by us until it is received at the Prudential Retirement Service Center. There are two main exceptions: if the item is received at the Prudential Retirement Service Center (1) on a day that is not a Business Day or (2) after the close of a Business Day. In each such instance, a transaction received in Good Order will be deemed received on the next Business Day.

Purchase Payment: The amount of money you pay us to purchase the Contract initially and any amounts deposited as additional Purchase Payments after the Contract Date, including payments allocated from other investment options and contracts. Generally, subject to limits of the Code and your plan, you can make additional Purchase Payments at any time during the Accumulation Phase.

Separate Account: Purchase Payments allocated to the Variable Investment Option are held by us in a separate account called PRIAC Variable Contract Account A. The Separate Account is set apart from all of the general assets of PRIAC.

Spousal Benefit: An optional version of the Prudential IncomeFlex Target Benefit, if elected and certain conditions are satisfied, which extends guaranteed withdrawals until the last to die of you and your spouse or civil union partner. While there is no additional charge for this version of the benefit, any Annual Guaranteed Withdrawal Amounts will be less than if you had not elected it.

Statement of Additional Information: A document containing certain additional information about the Prudential Retirement Security Annuity VI. We have filed the Statement of Additional Information with the Securities and Exchange Commission and it is legally a part of this prospectus. To learn how to obtain a copy of the Statement of Additional Information, see the front cover of this prospectus.

Step-Up Amount: The excess, if any, of the Contract Value over the Income Base, determined annually as of the Step-Up Date.

Step-Up Date: After the Lock-In Date, the Business Day that immediately precedes your Birthday.

Tax Deferral: This is a way to increase your assets without currently being taxed. Generally, you do not pay taxes on your Contract earnings until you take money out of your Contract. You should be aware that the only way to receive Tax Deferral for the value in this Contract is for it to be held in a tax favored plan (an employment based retirement plan), which provides Tax Deferral regardless of whether it invests in annuity contracts. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?”

Variable Investment Option: When you choose a Variable Investment Option, we purchase shares of the underlying mutual fund, which we may refer to as a fund or portfolio, that are held as an investment for that option. We hold these shares in the Separate Account. The division of the Separate Account of PRIAC that invests in a particular mutual fund is referred to in your Contract as a sub-account.

SUMMARY OF CONTRACT EXPENSES

The purpose of this summary is to help you to understand the costs you will pay for the Prudential Retirement Security Annuity VI. The following tables describe the fees and expenses you will pay when buying, owning, and surrendering your interest in the Contract. The first table describes the fees and expenses you will pay when you buy an interest in the Contract, surrender an interest in the Contract or transfer cash value between investment options.

For more detailed information, including additional information about current and maximum charges, see Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity VI?” The accompanying individual mutual fund prospectus contains detailed expense information about the underlying mutual fund.

CONTRACT OWNER TRANSACTION EXPENSES
Charge For Premium Tax Imposed On Us By Certain States/Jurisdictions [1] (As a Percentage of Contract Value)	0% to 3.5%

1	For additional information see “Taxes Attributable to Premium” in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity VI?”

PERIODIC ACCOUNT EXPENSES

The table below describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including underlying mutual fund fees and expenses.

	Current	Maximum
Annual Contract Fee [2]	$0	$150
Insurance and Administrative Expenses
(As a percentage of average daily net assets of the sub-account)
Insurance and Administrative Charge[3]	0.075%	1.50%
IncomeFlex Target Benefit[4]	1.00%	1.50%
Total Annual Charge with the IncomeFlex Target Benefit [5]	1.075%	3.00%

2	Currently, we waive this fee. As shown in the table, we can increase this fee in the future up to a maximum of $150, but we have no current intention to do so.
3	The Insurance and Administrative Charge compensates PRIAC for the insurance risks it assumes and the administrative costs it incurs under the Contract. PRIAC pays the entirety of that Insurance and Administrative Charge to the Designated Record Keeper, for record keeping services performed by the Designated Record Keeper in connection with the investment by Plan Contract Holders and their Participants in the Contract.
4	The 1.50% charge is the maximum that we can impose for the Incomeflex Target Benefit under this Contract. This maximum applies whether or not you have the Spousal Benefit and/or whether or not you have a Step-Up of the Income Base.
5	The total annual charge is the sum of the insurance and administrative charge and the charge for the base IncomeFlex Target Benefit.

TOTAL ANNUAL MUTUAL FUND OPERATING EXPENSES

The next item shows the operating expenses charged by the underlying mutual fund, which are deducted from the underlying mutual fund assets, including management fees and other expenses that you may pay periodically during the time that you own the Contract. More detail on the underlying mutual fund’s fees and expenses is contained below and in the fund’s prospectus. The total operating expenses depicted below are based on historical fund expenses, as of the fiscal year ended December 31, 2013 [December 31, 2014 figures to be added in pre-effective amendment #2], for Institutional Shares of the Vanguard Balanced Index Fund. Fund expenses are not fixed or guaranteed by the Prudential Retirement Security Annuity VI Contract, and may vary from year to year.

Total Annual Underlying Mutual Fund Operating Expense	0.08%

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES Annual Portfolio Operating Expenses (expenses that are deducted from portfolio assets, in %)

	Management Fees	Other Expenses	Total Annual Portfolio Operating Expenses
Vanguard Balanced Index Fund (Institutional Shares)	0.06%	0.02%	0.08%

EXPENSE EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and underlying mutual fund fees and expenses, without any reduction for fee waivers or expense reimbursements.

The example assumes that you invest $10,000 in the Contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of the mutual fund, for its most recent fiscal year end, which do not reflect any expense reimbursements or waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as indicated in the tables that follow.

EXPENSES WITH PRUDENTIAL INCOMEFLEX TARGET BENEFIT

The Example assumes the following:

■	You invest $10,000 in Prudential Retirement Security Annuity VI;
■	You allocate all of your assets to the Variable Investment Option;
■	Your investment has a 5% return each year;
■	The mutual fund’s total operating expenses remain the same each year;
■	No tax charge applies;
■	The maximum Periodic Account Expenses are applied, rather than the current charges;
■	The maximum charge for the IncomeFlex Target Benefit is imposed; and
■	No reduction for fee waivers or expense reimbursements.

THE EXPENSES IN THIS EXAMPLE APPLY WHETHER YOU SURRENDER THE ANNUITY, DO NOT SURRENDER THE ANNUITY, OR ANNUITIZE.

EXAMPLE
1 yr	3 yrs	5 yrs	10 yrs
$459	$1,383	$2,314	$4,677

THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. PREMIUM TAXES ARE NOT REFLECTED IN THIS EXAMPLE. DEPENDING ON THE STATE YOU LIVE IN, A CHARGE FOR PREMIUM TAXES MAY APPLY. YOUR ACTUAL FEES WILL VARY BASED ON THE AMOUNT OF YOUR CONTRACT.

PLEASE SEE SECTION 6, “HOW CAN I PURCHASE THE PRUDENTIAL RETIREMENT SECURITY ANNUITY VI?”

FINANCIAL STATEMENTS

The financial statements of PRIAC and the Separate Account are included in the Statement of Additional Information (SAI). For a free copy of the SAI, contact the Prudential Retirement Service Center by calling (877) 778-2100, or writing to Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

Because Prudential Retirement Security Annuity VI is newly-registered with the SEC, no accumulation unit values appear in this prospectus.

SUMMARY FOR SECTIONS 1 – 10

For a more complete discussion of the following topics, see the corresponding section in Part II of the prospectus. This prospectus discloses all material features of the Prudential Retirement Security Annuity VI, including all state-specific variations of the Contract.

SECTION 1: What Is The Prudential Retirement Security Annuity VI?

The Prudential Retirement Security Annuity VI is a variable annuity contract issued by PRIAC. The Contract may be used to fund retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), or 457 (governmental) of the Code. The Contract features a Variable Investment Option, certain withdrawal and Annuity Options and a Death Benefit. The Contract is intended for retirement savings or other long-term investment purposes.

Group annuity contracts are typically issued to Plan Contract Holders. The Plan Contract Holder then makes contributions to the Contract on behalf of eligible employees or members, which may include payroll deductions or similar agreements with the Plan Contract Holder as permitted by the retirement plan.

You can invest your money in the Variable Investment Option available under the Contract, which offers the opportunity for a favorable return that can increase your Contract Value. However, this is NOT guaranteed. It is possible, due to market changes, that your Contract Value may decrease.

The Contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase, since you have purchased this Annuity through a qualified retirement plan, any earnings grow on a tax-deferred basis and are generally taxed as income only when you make withdrawals, including withdrawals under the Prudential IncomeFlex Target Benefit. The Annuity Phase starts when you begin receiving Annuity Payments from your Contract. The amount of money you are able to accumulate in your Contract during the Accumulation Phase will help determine the amount you will receive during the Annuity Phase. Other factors will affect the amount of your payments, such as age, and the payout option you select.

We may amend the Contract as permitted by law. For example, we may add new features to the Contract. Subject to applicable law, we will determine whether or not to make such Contract amendments available to Contracts that already have been issued.

If permissible under your plan and applicable state law, you may cancel your interest in the Contract and request a refund within a certain period of time known as the “free look” period. The free look period is generally ten (10) days from the date you begin participation under the Contract, but may be as long as thirty (30) days, depending on applicable state law.

During the applicable free look period, you can notify the Designated Record Keeper, as we do not service your plan, and request a refund. Generally, you will bear the investment risk during the free look period and will receive a refund equal to your Contract Value, plus the amount of any fees or other charges applied and less applicable federal and state income tax withholding, as of the date you stopped participation in the Contract. If applicable state law requires the return of your Purchase Payments, we will return the greater of the Contract Value, as described above, or the amount of your total Purchase Payments, less applicable federal and state income tax withholding. Please note that payments made directly to a plan participant are subject to a mandatory 20% federal income tax withholding. The taxpayer cannot choose to elect out of this withholding. Some states also require withholding if federal tax withholding is elected.

SECTION 2: What Investment Option Can I Choose?

You can invest your money in the Variable Investment Option. The only Variable Investment Option under this Contract is the Vanguard Balanced Index Fund of the Vanguard Valley Forge Funds. To assist you in evaluating the option, we have classified it according to its investment style. Additionally, we have provided a brief description of the portfolio’s investment objective and key policies, which is set forth in Section 2.

The fund underlying the Variable Investment Option available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to investment return information regarding the fund available through PRIAC or your plan, rather than to information that may be available through alternate sources.

Depending upon market conditions, you may earn or lose money in the option. Your Contract Value will fluctuate with the investment performance of the mutual fund portfolio underlying the Variable Investment Option. Past performance is not a guarantee of future results.

SECTION 3: What Kind Of Payments Will I Receive During The Annuity Phase? (Annuitization)

During the Annuity Phase, commonly called “annuitization,” you may choose from several annuity payment options, including guaranteed payments for life with period certain. Once you begin receiving regular Annuity Payments, you generally cannot change your payment plan.

Note that during the Accumulation Phase, the Prudential IncomeFlex Target Benefit (discussed in Section 5) also provides guaranteed minimum income protection for your life in the form of guaranteed withdrawals. These guaranteed withdrawals do not require annuitization.

SECTION 4: What Is The Death Benefit?

If the Owner dies before the Annuity Phase of the Contract begins, the person(s) or entity chosen as Beneficiary generally will receive the Death Benefit in the amount of the Contract Value. Your employment based retirement plan may require payment of the Death Benefit in the form of a Qualified Pre-Retirement Survivor Annuity (“QPSA”) or other payment method. If your plan requires payment in the form of a QPSA, please see “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?” for important considerations before electing the Spousal Benefit. In addition, a surviving spouse may be eligible to continue this Contract and the Spousal Benefit. See Section 5, “What Is The Prudential IncomeFlex Target Benefit?”

SECTION 5: What Is The Prudential IncomeFlex Target Benefit?

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw a designated amount from the Annuity annually, subject to our rules regarding the timing and amount of withdrawals. This Annual Guaranteed Withdrawal Amount is equal to a percentage of a notional value (called the “Income Base”), regardless of the impact of market performance on your actual Contract Value. This benefit is designed to provide an annual withdrawal amount for life. You must attain age 55 before starting Prudential IncomeFlex Target Benefit guaranteed withdrawals (both you and your spouse must attain age 55 to begin guaranteed withdrawals with the Spousal Benefit). If spousal consent rules apply to the retirement plan in which you participate, spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount and avoid payment of your plan interest in the form of a Qualified Joint and Survivor Annuity (“QJSA”) or QPSA. See “Other Important Considerations” in Section 5 and “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?”

Prudential IncomeFlex Target Benefit is a standard feature of the Annuity that applies to the Annuitant automatically. The Spousal Benefit is optional. If you elect the Spousal Benefit, you may not change your mind, and your Annual Guaranteed Withdrawal Amount will be less than if you had not elected it. For additional information about the fees for the Prudential IncomeFlex Target Benefit, see “Summary of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity VI?”

SECTION 6: How Can I Purchase The Prudential Retirement Security Annuity VI?

The Contract is available only to fund retirement plans qualifying for favorable tax treatment under the Code.

Generally, subject to the Code and/or the terms of your retirement plan, you can make additional Purchase Payments at any time during the Accumulation Phase of the Contract.

Absent our prior approval, we may suspend your ability to make additional Purchase Payments during the time period that begins with either of the following: (a) the date of an Excess Withdrawal or (b) any withdrawal before the Lock-In Date. The length of the suspension period is at our discretion. However, in applying any such suspension, we will not discriminate unfairly against any Participant, nor will the length of any suspension exceed 90 days. This restriction does not apply to additional Purchase Payments made through payroll deductions or scheduled loan repayments, if applicable. This restriction does apply to rollover transactions and lump sum loan repayments.

SECTION 7: What Are The Expenses Associated With The Prudential Retirement Security Annuity VI?

The Contract has insurance features and investment features, and there are costs related to each. These charges may differ based upon plan type.

■	Annual Contract Fee: Each year we may impose an annual contract fee of up to $150.00.
■	Insurance and Administrative Charge: We impose an asset-based charge to cover expenses and certain insurance risks. We deduct this charge daily from the net asset value of the Variable Investment Option.
■	Prudential IncomeFlex Target Benefit Charge: We impose an asset-based charge for the Prudential IncomeFlex Target Benefit. See Section 5, “What Is The Prudential IncomeFlex Target Benefit?” This charge compensates us for the costs and risks we assume in providing the benefit. We deduct this charge daily from the net asset value of the Variable Investment Option.
■	Fund Expenses: You will bear the expenses associated with the underlying mutual fund that are deducted from the underlying fund’s assets.

For more information, including details about other possible charges under the Contract, see “Summary Of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity VI?”

SECTION 8: How Can I Access My Money?

You may withdraw money subject to any restrictions imposed by the Code and your retirement plan. For example, certain retirement plans may permit withdrawals only upon earlier of severance from employment, death, disability, attaining a minimum age or the happening of an unforeseeable emergency.

This Contract provides an insurance benefit, called the Prudential IncomeFlex Target Benefit, under which we guarantee that certain amounts will be available to you for withdrawal, regardless of market-related declines in your Contract Value. You are not required to withdraw these guaranteed amounts.

SECTION 9: What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?

This Contract is offered to fund certain employment-based retirement plans.

Except for withdrawals of Roth account contributions and qualified Roth account withdrawals, generally, all or a portion of amounts withdrawn either as a lump sum or as regular payments are taxed as ordinary income.

In some cases, the tax on lump sum distributions may be limited by special income averaging rules. Premature withdrawals may be prohibited or subject to a penalty tax.

The effect of federal taxation depends largely upon the type of retirement plan, so we can provide only a generalized description. You should consult with your tax advisor for more specific information about the tax treatment of your plan withdrawals.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans qualifying for federal tax benefits under sections 401(a), 403(b), or 457 (governmental) of the Internal Revenue Code. In contrast to many variable annuities, because this Contract can invest in a fund available to the general public, if the Contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

SECTION 10: Other Information

This Contract is issued by Prudential Retirement Insurance and Annuity Company, a wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract is sold through registered representatives of an affiliated broker/dealer.

The Prudential IncomeFlex Target Benefit, offered under this Contract, is administered by PRIAC. However, PRIAC does not service your retirement plan. Your plan has a Designated Record Keeper, acting on its behalf, which provides record keeping services.

PART II SECTIONS 1 – 10

PRUDENTIAL RETIREMENT SECURITY ANNUITY VI PROSPECTUS

1: WHAT IS THE PRUDENTIAL RETIREMENT SECURITY ANNUITY VI?

The Prudential Retirement Security Annuity VI is a variable annuity contract issued by PRIAC. PRIAC is solely responsible for its obligations under Prudential Retirement Security Annuity VI, and there are no support agreements from third parties relating to the capitalization of PRIAC. Under your Contract, in exchange for your payment to us, we promise to pay you a guaranteed stream of payments upon annuitization that can begin any time after the first Contract anniversary. Your Annuity is in the Accumulation Phase until you decide to begin receiving these Annuity Payments. Annuity Payments are made on or after your Annuity Date in accordance with the Annuity Option you select. The date you elect to begin receiving Annuity Payments is the Annuity Date. On the Annuity Date, your Contract switches to the Annuity Phase. The Contract also permits you to make guaranteed withdrawals during the Accumulation Phase. See Section 5, “What Is The Prudential IncomeFlex Target Benefit?,” for further details. These withdrawals are different than Annuity Payments.

This Annuity contract does not benefit from Tax Deferral, unlike many Annuity contracts that generally do when sold outside a tax-favored plan (these annuity contracts are generally referred to as non-qualified annuities). Tax Deferral means that you are not taxed on earnings or appreciation on the assets in your Contract until you withdraw money from your Contract. This Annuity is only offered to fund certain employment based retirement plans, which generally provide Tax Deferral without investing in an annuity contract. If this Contract were offered outside of such tax qualified plans, you would not receive Tax Deferral. Before purchasing this Annuity, you should consider whether its features and benefits, including the income and Death Benefits, meet your needs and goals. You should consider the relative features, benefits and costs of this Annuity compared with any other investments or benefits available through your retirement plan or elsewhere.

The Prudential Retirement Security Annuity VI is a variable annuity contract. This means that during the Accumulation Phase, you can allocate your assets to the Variable Investment Option. The amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the investment performance of the underlying mutual fund associated with that Variable Investment Option. Because the underlying mutual fund’s portfolio fluctuates in value depending upon market conditions, your Contract Value (the total value of your Contract, equal to the sum of the value of your investment in the investment option) can either increase or decrease. This is important, since the amount of the Annuity Payments you receive during the Annuity Phase depends upon the value of your Contract at the time you begin receiving payments.

A group annuity contract is issued to a Plan Contract Holder. By notifying us, the Plan Contract Holder may exercise certain rights under the Contract, including discontinuance of employee contributions to the Contract, termination of the Contract, termination of the retirement plan and/or transfer of assets to an alternate investment or funding vehicle. Any such exercise of rights by a Plan Contract Holder may reduce or eliminate Prudential IncomeFlex Target Benefit guarantees. Even though the Contract was issued to a Plan Contract Holder, the Contracts generally provide that Participants will have the rights and interests under the Annuity that are described in this prospectus. A particular plan may limit a Participant’s exercise of certain rights under the Contract. A Participant should review the provisions of their employer’s plan or arrangement to identify and consider any such limitations.

The Beneficiary is the person(s) or entity you designate to receive any Death Benefit. Subject to any restrictions imposed by the Code or your retirement plan, you may change the Beneficiary any time prior to the Annuity Date by making a written request to us. The optional Spousal Benefit requires your spouse to be both your spouse and sole Beneficiary when you elect the benefit and when you die. See Section 5, “What Is The Prudential IncomeFlex Target Benefit?”

You should contact the Designated Record Keeper for general information regarding your plan and the benefits provided thereunder. See “Designated Record Keeper” in Section 10, “Other Information.”

SHORT TERM CANCELLATION RIGHT OR “FREE LOOK”

If permissible under your plan and applicable state law, you may cancel your interest in the Contract and request a refund within a certain period of time known as the “free look” period. The free look period is generally ten (10) days from the date you begin participation under the Contract, but may be as long as thirty (30) days, depending on applicable state law.

During the applicable free look period, you can notify the Designated Record Keeper, as we do not service your plan, and request a refund. Generally, you will bear the investment risk during the free look period and will receive a refund equal to your Contract Value, plus the amount of any fees or other charges applied and less applicable federal and state income tax withholding, as of the date you stopped participation in the Contract. If applicable state law requires the return of your Purchase Payments, we will return the greater of the Contract Value, as described above, or the amount of your total Purchase Payments, less applicable federal and state income tax withholding. Please note that payments made directly to a plan participant are subject to a mandatory 20% federal income tax withholding. The taxpayer cannot choose to elect out of this withholding. Some states also require withholding if federal tax withholding is elected.

2: WHAT INVESTMENT OPTION CAN I CHOOSE?

The Contract provides you with one Variable Investment Option into which you may allocate your Purchase Payments.

The Variable Investment Option invests in the Vanguard Balanced Index Fund. The accompanying current prospectus for the Vanguard Balanced Index Fund contains important information about the underlying mutual fund in which your Variable Investment Option invests. There are deductions from and expenses paid out of the assets of the fund that are described in the accompanying prospectus for the fund. When you invest in a Variable Investment Option funded by a mutual fund, you should read the mutual fund prospectus and keep it for future reference. For additional copies of the current underlying fund prospectus please call (877)  778-2100 or write us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

VARIABLE INVESTMENT OPTION

The following chart classifies the underlying investment based on our assessment of its investment style, as of the date of this prospectus. The chart also lists the investment objective and a short summary description of the investment policy to assist you in determining whether it may be of interest to you. There is no guarantee that the investment objective will be met, and you could lose money. The adviser and sub-advisers for the underlying investment appear next to the description.

The Vanguard Balanced Index Fund is managed by The Vanguard Group, Inc.

The fund underlying the Variable Investment Option available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to investment return information regarding the fund available through PRIAC or your plan, rather than to information that may be available through alternate sources.

The prospectus for the Vanguard Balanced Index Fund is attached to this prospectus. In addition, you may obtain the prospectus for the Vanguard Balanced Index Fund, at no charge, by calling (877) 778-2100, or writing to Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789. There are deductions from, and expenses paid out of, the assets of the Vanguard Balanced Index Fund that are described in the prospectus for that fund. You should read that prospectus carefully before investing.

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISER/ SUB-ADVISER
Vanguard Valley Forge Funds
MODERATE

Vanguard Balanced Index Fund

With 60% of its assets, the fund seeks to track the performance of a benchmark index that measures the investment return of the overall U.S. stock market. With 40% of its assets, the fund seeks to track the performance of a broad, market-weighted bond index.

ADVISER: The Vanguard Group, Inc.

PAYMENTS MADE TO PRIAC

In general, PRIAC may enter into agreements with the underlying portfolios and/or investment advisers to underlying portfolios that are offered through its variable annuity contracts. PRIAC may provide administrative and support services to such portfolios pursuant to the terms of these agreements and under which it may receive a fee. These types of payments are sometimes referred to as “revenue sharing” payments. PRIAC has not entered into such an agreement and accordingly does not receive such a payment from the underlying portfolio and/or investment adviser to the underlying portfolio under this Contract.

In addition, the investment adviser, sub-adviser or distributor of the underlying portfolio may compensate us by providing reimbursement or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with variable annuity contracts. These services may include, but are not limited to: co-sponsoring various meetings and seminars attended by broker/dealer firms’ registered representatives, plan sponsors and participants, and creating marketing material discussing variable annuity contracts and the available options. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, sub-adviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, sub-adviser’s or distributor’s participation.

In addition to the payments described above, the underlying portfolio, the investment adviser, sub-adviser, distributor and/or its service provider may make payments to other insurers within the Prudential Financial group related to the offering of investment options within variable annuities or life insurance offered by different Prudential business units.

REDEMPTION FEES AND ABUSIVE TRADING PRACTICES

While we presently offer only one investment option under the Contract, we may offer additional investment options in the future. If more than one investment option is available, we may allow you to transfer sums between or among them. The practice of making frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing” or “excessive trading,” can make it very difficult for a portfolio manager to manage an underlying mutual fund’s investments. Frequent transfers may cause the fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs or affect performance. For these reasons, the Annuity was not designed for persons who make programmed, large or frequent transfers.

We consider “market timing/excessive trading” to be one or more trades into and out of (or out of and into) the same Variable Investment Option within a rolling 30-day period when each exceeds a certain dollar threshold. Automatic or system-driven transactions, such as contributions or loan repayments by payroll deduction, regularly scheduled or periodic distributions, or periodic rebalancing through an automatic rebalancing program do not constitute prohibited excessive trading and will not be subject to this criteria. In addition, certain investments are not subject to the policy, such as stable value funds, money market funds and funds with fixed unit values.

In light of the risks posed by market timing/excessive trading to Contract Owners and other mutual fund investors, we monitor annuity transactions in an effort to identify such trading practices. We reserve the right to limit the number of transfers in any year for all Contract Owners, and to take the other actions discussed below. We also reserve the right to refuse any transfer request from all or certain Contract Owners if: (a) we believe that market timing (as we define it) has occurred; or (b) we are informed by an underlying fund that transfers in its shares must be restricted under its policies and procedures concerning excessive trading.

In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific procedures:

■	Warning. Upon identification of activity that meets the market-timing criteria, a warning letter will be sent to the Contract Owner.
■	Restriction. A second incidence of activity meeting the market timing criteria within a six-month period will trigger a trade restriction. To the extent permitted by law, we will restrict a Contract Owner from trading through the Internet, phone or facsimile for all investment options available to the Contract Owner. In such case, the Contract Owner will be required to provide written direction via standard (non-overnight) U.S. mail delivery for trades of the underlying funds. The duration of a trade restriction is 3 months, and may be extended incrementally (3 months) if the behavior recurs during the 6-month period immediately following the initial restriction.
■	Action by an Underlying Fund. The portfolios may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under federal securities regulations, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or Individual Retirement Plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

A portfolio also may assess a short term trading fee in connection with a transfer out of the Variable Investment Option investing in that portfolio that occurs within a certain number of days following the date of allocation to the Variable Investment Option. Each portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Contract Value.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

SCHEDULED TRANSACTIONS

Scheduled transactions include systematic withdrawals, systematic investments, required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code and Annuity Payments. Generally, scheduled transactions in Good Order are valued as of the date they are scheduled, unless the scheduled day is not a Business Day. A Business Day is a day on which the New York Stock Exchange is open for business and ends as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time). In that case, the transaction will be valued on the next Business Day, unless (with respect to required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code, and Annuity Payments only), the next Business Day falls in the subsequent calendar year, in which case the transaction will be valued on the prior Business Day. As we do not service your plan, you should contact the Designated Record Keeper for information regarding your plan and the benefits provided thereunder. See “Designated Record Keeper” in Section 10, “Other Information.”

VOTING RIGHTS

We are the legal owner of the shares of the underlying mutual fund used by the Variable Investment Option. However, we vote the shares of the mutual fund according to voting instructions we receive from Contract Owners or Plan Contract Holders, as applicable. When a vote is required, a proxy statement will be furnished, which is a form which will need to be completed and returned to provide voting instruction. We will vote shares of the mutual fund, based on the instructions received. With respect to fund shares for which instructions are not received, and any other shares that we own in our own right, we will vote such shares in the same proportion as shares for which instructions were received from Contract Owners and Plan Contract Holders, as applicable. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting,” it is possible that the votes of a small percentage of Contract Owners and Plan Contract Holders who actually vote will determine the ultimate outcome of the vote. We may vote shares in our own right or change the way your voting instructions are calculated if it is required or permitted by federal or state regulation.

SUBSTITUTION

We may substitute the underlying mutual funds or portfolios. We would not do this without the approval of the SEC and any necessary state insurance departments. Moreover, any such substituted fund will have substantially similar investment objectives to those of the Vanguard Balanced Index Fund. You will be given specific notice in advance of any substitution we intend to make. For Contracts funding plans subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, no substitution will be made without the consent of the plan fiduciary. We may also add additional Variable Investment Options, and cease to allow new investments in the fund or portfolio, provided that we will offer at least one Variable Investment Option under this product.

REPORTS TO YOU

We or the Designated Record Keeper will send you, at least annually, reports showing as of a specified date the amounts credited to you in the sub-account of the PRIAC Variable Contract Account A. We or the Designated Record Keeper also will send annual and semi-annual reports for the underlying fund.

3: WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE ANNUITY PHASE?

(ANNUITIZATION)

PAYMENT PROVISIONS

If you so choose, you may annuitize some or all of your Adjusted Contract Value and can begin taking Annuity Payments, any time after the first Contract anniversary. We make the income plans described below available at any time before the Annuity Date. Annuity Options under the Contract define the frequency and duration of Annuity Payments. During the Annuity Phase, all of the Annuity Options under this Contract are fixed Annuity Options. This means that your participation in the Variable Investment Option ends on the Annuity Date. Generally, once the Annuity Payments begin, the annuity option cannot be changed and you cannot make withdrawals or surrender your interest in the Contract. The availability of Annuity Payments is subject to restrictions on withdrawals from employment based retirement plans under the Code or under the terms of the particular plan.

IN ADDITION TO THE ANNUITY PAYMENT OPTIONS DISCUSSED IN THIS SECTION, PLEASE NOTE THAT THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT OFFERS GUARANTEED INCOME IN THE FORM OF GUARANTEED WITHDRAWALS. THIS SECTION DOES NOT DESCRIBE THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT, WHICH IS NOT AN ANNUITY PAYMENT OPTION. PLEASE SEE SECTION 5, “WHAT IS THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT?”

Option 1: Annuity Payments For A Period Certain

Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). We will make the Annuity Payments monthly, or if You or the Participant choose, quarterly, semiannually, or annually, for the period certain. If the Owner dies during the Annuity Phase, payments will continue to the Beneficiary for the remainder of the period certain.

Option 2: Life Annuity With 10 Years Period Certain

Under this option, we will make Annuity Payments monthly, quarterly, semiannually, or annually as long as the Annuitant is alive. If the Owner dies before we have made 10 years worth of payments, we will continue to pay the Beneficiary the remaining payments of the 10 year period.

Other Annuity Options

We currently offer a variety of other Annuity Options not described above. At the time Annuity Payments are chosen, we may make available to you any of the fixed Annuity Options that are offered at your Annuity Date.

As we do not service your plan, you should contact the Designated Record Keeper for general information regarding your plan and the benefits provided thereunder. See “Designated Record Keeper” in Section 10, “Other Information.”

HOW WE DETERMINE ANNUITY PAYMENTS

Generally speaking, the Annuity Phase of the Contract involves our distributing to you in increments the value that you have accumulated. We make these incremental payments either over a specified time period (e.g., 15 years) (period certain annuities) or for the duration of the life of the Annuitant (and possibly co-annuitant) (life annuities). There are certain assumptions that are common to both period certain annuities and life annuities. In each type of Annuity, we assume that the value you apply at the outset toward your Annuity Payments earns interest throughout the payout period. If our current annuity purchase rates on the Annuity Date are more favorable to you than the guaranteed rates stated below, we will make payments based on those more favorable rates.

Assumptions that we use for life annuities and period certain annuities differ, as detailed in the following overview:

Period Certain Annuities

Generally speaking, in determining the amount of each Annuity payment under a period certain annuity, we start with the Adjusted Contract Value, which is the value of your Contract minus any charge we impose for premium taxes, and add interest assumed to be earned over the period certain. Using the interest in effect, we determine the benefit that can be supported during the guaranteed period such that the present value of the benefit payments equals the accumulated account balance. The life expectancy of the Annuitant and co-annuitant are relevant to this calculation only in that we will not allow you to select a period certain that exceeds life expectancy.

Life Annuities

There are more variables that affect our calculation of life Annuity Payments. Most importantly, we make several assumptions about the Annuitant’s or co-annuitant’s life expectancy. As stated above, we will pay you the more favorable benefit between that determined by applying current assumptions and that determined by applying minimum guarantee assumptions, which is referred to as the guaranteed annuity benefit.

Below are the minimum guarantee assumptions, subject to the requirements of state insurance law, that we use to determine the guaranteed annuity benefit.

■	2% Interest
■	8.25% Factor (A percentage if applied to the annuitized account balance would reflect an amount that may cover the expected cost to the Company for administering the payments.)
■	1950 Male Group Annuity Valuation Table, with age setback of 4.8 years plus one-fifth of the number of years from 1895 to the Annuitant’s year of birth

In addition, certain states may require the use of assumptions that produce a more favorable benefit. The Interest assumption may be up to 3% and the Factor described in the second bullet may be as low as 8.00%. When these requirements apply, the more favorable benefit will be paid.

4: WHAT IS THE DEATH BENEFIT?

The Death Benefit feature delivers the Contract Value to the Beneficiary.

BENEFICIARY

The Beneficiary is the person(s) or entity you name to receive any Death Benefit. The Beneficiary is named at the time the Contract is issued, unless you change it at a later date. A change of Beneficiary will take effect on the date you sign the change request form, provided that the Designated Record Keeper receives the form in Good Order. Unless an irrevocable Beneficiary has been named, during the Accumulation Phase you can change the Beneficiary at any time before your death. The Beneficiary designation during the Accumulation Period is not applicable to the Annuity Phase unless you have indicated otherwise, or we determine that applicable law requires that we continue a designation.

The optional Spousal Benefit requires your spouse or civil union partner to be both your spouse or civil union partner and sole Beneficiary of the Annuity and the retirement plan it funds, when you elect the Spousal Benefit and when you die. See Section 5, “What Is The Prudential IncomeFlex Target Benefit?” The Spousal Benefit may be available for a same-gender marriage recognized under applicable state law. In United States v. Windsor, the Supreme Court held a portion of the Defense of Marriage Act unconstitutional. As a result, same sex couples who are married under applicable state and District of Columbia law will now be treated as spouses under federal law. For more information, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?” Please consult with your tax or legal advisor before electing the Spousal Benefit for a civil union partner.

CALCULATION OF THE DEATH BENEFIT

If the Owner dies during the accumulation period, after we receive the appropriate proof of death and any other needed documentation in Good Order (“due proof of death”), your Beneficiary will receive the Contract Value as of the date we receive due proof of death in Good Order. We require due proof of death to be submitted promptly. Due proof of death should be submitted to the Designated Record Keeper.

PAYOUT OPTIONS

The Code provides for alternative Death Benefit payment options when a contract is used as a 403(b) or other “qualified investment” that requires minimum distributions. Upon your death under a 403(b) or other “qualified investment,” the designated Beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract, instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse. NOTE THAT A SURVIVING SPOUSE MAY BE ELIGIBLE TO CONTINUE THIS CONTRACT AND THE SPOUSAL BENEFIT. See Section 5, “What Is The Prudential IncomeFlex Target Benefit?”

Upon receipt of due proof of death in Good Order, we will pay to the Beneficiary the Death Benefit.

The Beneficiary may, within 60 days of providing due proof of death, choose to take the Death Benefit under one of several Death Benefit payout options listed below.

Choice 1: Lump sum payment of the Death Benefit. If the Beneficiary does not choose a payout option within sixty days, the Beneficiary will receive this payout option.

Choice 2: The payment of the entire Death Benefit by December 31st of the calendar year that contains the 5th anniversary of the date of death of the Owner. This option is available if death occurs before the date required minimum distributions must begin under the Code.

Choice 3: Payment of the Death Benefit under an annuity or annuity settlement option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning by December 31st of the year following the year of death of the Owner. If death occurs before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, this choice is not a permitted payout option under the Code, you may only choose Choice 1 or Choice 2.

For Contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary under the Code, and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

If death occurs before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary under the Code, and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

If the Beneficiary is the spouse of the Owner at the time of the Owner’s death, then the Contract will continue and the spouse will become the Owner. If the Owner’s death is prior to the date you make your election to lock in your Annual Guaranteed Withdrawal Amount under this Annuity (i.e., the “Lock-In Date”), the Income Base and Highest Birthday Value will not transfer to the spouse, rather they will be reset based on the Contract Value at the time of death. If the Owner’s death is after the Lock-In Date and the Optional Spousal Benefit was not elected, the Annual Guaranteed Withdrawal Amount will be reset to zero and Income Base will reset based on the Contract Value at the time of death. The spouse may, within 60 days of providing due proof of death, elect to take the Death Benefit under any of the payout options described above.

The tax consequences to the Beneficiary vary among the three Death Benefit payout options. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?”

Your employment based retirement plan may provide that if you are married at the time of your death, a Death Benefit will be payable to your surviving spouse in the form of a QPSA. A QPSA is an annuity for the lifetime of the Participant’s spouse in an amount which can be purchased with no less than 50% of the vested balance of the Contract Value as of the Participant’s date of death. Under ERISA, the spouse may consent to waive the pre-retirement survivor annuity benefit. Such consent must acknowledge the effect of waiving the coverage, contain the signatures of the Participant and spouse, and must be notarized or witnessed by an authorized plan representative. See “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?”

Unless your retirement plan provides otherwise, a Beneficiary who elects to have a fixed-dollar annuity purchased for him may choose from among the available forms of annuity. See Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?” The Beneficiary may elect to purchase an annuity immediately or at a future date. If an election includes systematic withdrawals, the Beneficiary will have the right to terminate such withdrawals and receive the remaining balance in cash (or effect an annuity with it), or to change the frequency, size or duration of such withdrawals, subject to the minimum distribution rules. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?” If the Beneficiary fails to make any election within any time limit prescribed by or for the retirement plan that covered the Participant, within seven days after the expiration of that time limit, we will make one lump sum cash payment to the Beneficiary. A specific Contract may provide that an annuity or other form of distribution is payable to the Beneficiary if the Beneficiary fails to make an election.

5: WHAT IS THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT ?

The Prudential IncomeFlex Target Benefit is a standard feature of the Contract that guarantees your ability to withdraw amounts equal to a percentage of a notional value (called the “Income Base”), regardless of the impact of market performance on your Contract Value (subject to our rules regarding the timing and amount of withdrawals). The Income Base is used to determine the amount you may withdraw each Birthday Year as long as you live (the “Annual Guaranteed Withdrawal Amount”). The Income Base is equal to the greater of the Highest Birthday Value (described below) or the Contract Value on the Business Day prior to your Lock-In Date. There are two options – one is the base benefit designed to provide an annual withdrawal amount for your life and the other is a Spousal Benefit designed to provide an annual withdrawal amount until the last to die of you and your spouse.

The base Prudential IncomeFlex Target Benefit and its daily charge apply to the Contract automatically. It cannot be terminated without ending your Contract. When deciding to purchase this Contract, you should consider the costs and benefits of this feature. Generally, this benefit may be appropriate if you intend to make periodic withdrawals from your Contract and wish to ensure that adverse market performance will not affect your ability to receive annual withdrawals. You are not required to make withdrawals.

The Spousal Benefit is optional. You may elect this benefit only when you lock in your Annual Guaranteed Withdrawal Amount. While there is no additional daily charge for this benefit, you will have a lesser Annual Guaranteed Withdrawal Amount if you elect the Spousal Benefit than if you had not. Once elected, the Spousal Benefit may not be revoked, and the lesser Annual Guaranteed Withdrawal Amount will apply until your Contract ends, even if your spouse dies before you or is otherwise ineligible for the Spousal Benefit due to divorce or Beneficiary changes.

This section continues with a description of the basic elements of the Prudential IncomeFlex Target Benefit, including the Highest Birthday Value, Income Base and Annual Guaranteed Withdrawal Amount. Next, this section covers withdrawals, the optional Spousal Benefit, Step-Ups and other special considerations with the Prudential IncomeFlex Target Benefit.

HIGHEST BIRTHDAY VALUE

The Highest Birthday Value equals the Contract Value on the Contract Date. The Highest Birthday Value will then equal the greater of the initial highest Birthday Value and the highest Contract Value attained on each Birthday, until the Lock-In Date. Until the Lock-In Date, the Highest Birthday Value attained is also increased by the amount of subsequent Purchase Payments made.

Withdrawals prior to the Lock-In Date reduce your Highest Birthday Value proportionately. That is, each withdrawal reduces the Highest Birthday Value by the percentage equivalent of the ratio of (a) the amount of the withdrawal, to (b) the Contract Value (before the Contract Value is reduced by the amount of the withdrawal).

Example – Proportional Reduction of Highest Birthday Value

■ Contract Value:	$100,000
■ Withdrawal amount:	$10,000
■ Ratio of withdrawal to Contract Value ($10,000/$100,000):	10%
■ Highest Birthday Value:	$120,000
■ Highest Birthday Value reduced by 10%, or	$12,000
■ Adjusted Highest Birthday Value:	$108,000

INCOME BASE

The Income Base is used only to determine the Annual Guaranteed Withdrawal Amount, and is not a cash amount that you may withdraw. On the Lock-In Date, your Income Base is equal to the greater of: (A) the Highest Birthday Value or (B) the Contract Value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the Contract Value on the Business Day prior to the Lock-In Date). Thereafter, your Income Base may increase or decrease resulting from additional Purchase Payments, Withdrawals and/or Step-Up Amounts, as more fully discussed below. Prior to the Lock-In Date, it equals your Highest Birthday Value and is only determined for reference. In no event shall the Income Base exceed $5,000,000. We reserve the right to increase this maximum.

ANNUAL GUARANTEED WITHDRAWAL AMOUNT

The Annual Guaranteed Withdrawal Amount is the amount we guarantee that you may withdraw from the Contract each Birthday Year for your life, regardless of the impact of market performance on your Contract Value. The Annual Guaranteed Withdrawal Amount is subject to our rules regarding the timing and amount of withdrawals. In no event shall the Annual Guaranteed Withdrawal Amount under this Contract exceed $287,500. We reserve the right to increase this maximum.

Your initial Annual Guaranteed Withdrawal Amount under this Contract will be determined on your Lock-In Date by applying the applicable Guaranteed Withdrawal Percentage to the Income Base. The percentages that will be applied to the Income Base are set forth in the chart below. You may not lock in an Annual Guaranteed Withdrawal Amount that is less than $250. Thus, your Income Base, when multiplied by the Guaranteed Withdrawal Percentage applicable to you based on your age (or the age of the younger spouse for the Spousal Benefit) must produce an Annual Guaranteed Withdrawal Amount of at least $250 in order for you to have any available Annual Guaranteed Withdrawal Amount. In the table below, we depict, for each age band, the minimum Income Base needed in order for you to realize an Annual Guaranteed Withdrawal Amount.

The $250 minimum Annual Guaranteed Withdrawal Amount also has implications for your Income Base. The Income Base is not a cash amount that you can withdraw from your Contract. Thus, if your Annual Guaranteed Withdrawal Amount would be less than $250, you will have neither an Annual Guaranteed Withdrawal Amount to take nor will the Income Base have any cash value to you. If you cannot meet the $250 Annual Guaranteed Withdrawal Amount minimum, you will have paid fees for the IncomeFlex Target Benefit without being able to derive any withdrawal benefits.

Before purchasing the Contract, you should consider the description of Income Base above to determine your ability to lock in guaranteed withdrawals. Your ability to lock in the Prudential IncomeFlex Target Benefit is subject to certain conditions, and thus is not guaranteed. Your initial Annual Guaranteed Withdrawal Amount under this Contract will be determined on your Lock-In Date by applying the applicable Guaranteed Withdrawal Percentage to the Income Base. The percentages that will be applied to the Income Base are set forth in the chart below. You must attain age 55 to elect a Lock-In Date. If you elect the Spousal Benefit, the age of the younger of you and your spouse would be used to determine the applicable percentage.

Age at Lock-In	Single Life	Spousal Benefit (using age of younger spouse)	Income Base Needed To Produce $250 Minimum Annual Guaranteed Withdrawal Amount - Single Life	Income Base Needed To Produce $250 Minimum Annual Guaranteed Withdrawal Amount - Spousal
55-64	4.25%	3.75%	$ 5,882.35	$ 6,666.67
65-69	5.00%	4.50%	$ 5,000.00	$ 5,555.56
70+	5.75%	5.25%	$ 4,347.83	$ 4,761.90

If your Lock-In Date is not your Birthday, then the Annual Guaranteed Withdrawal Amount available between the Lock-In Date and your next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately if that year is a partial year. This adjustment in the first Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

You can increase your Annual Guaranteed Withdrawal Amount by making subsequent Purchase Payments after your Lock-In Date. Your Income Base will increase by the amount of subsequent Purchase Payments. Thus, your Annual Guaranteed Withdrawal Amount will increase by an amount determined by applying the applicable Guaranteed Withdrawal Percentage to the amount of the increase to the Income Base (i.e., the subsequent Purchase Payment amount). We will add the increase to your Income Base, which will affect your Annual Guaranteed Withdrawal Amount, on the day you make the Purchase Payment, subject to the following:

■	During the Birthday Year you lock in guaranteed withdrawals, any increase to the Annual Guaranteed Withdrawal Amount available between the date of the Purchase Payment and your next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the increase to the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately for the partial year remaining after the Purchase Payment is made. This adjustment in the initial Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.
■	If the Purchase Payment is made after a withdrawal in a Birthday Year in excess of the Annual Guaranteed Withdrawal Amount, (an “Excess Withdrawal), then the increase will not apply until the next Birthday Year.

Your Income Base and resultant Annual Guaranteed Withdrawal Amount may also increase for Step-Ups (described below under “Increase Of Income Base And Annual Guaranteed Withdrawal Amount –Step-Up”). If you wish to elect the optional Spousal Benefit, then the Annual Guaranteed Withdrawal Amount availability (minimum age of 55), initial amount, and increases due to subsequent Purchase Payments will all be based on the age of the younger of you and your spouse.

Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 58 (No Spousal Benefit Elected)

Participant age:	58
Contract Value as of Business Day prior to Lock-In Date:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)
Guaranteed Annual Withdrawal Amount:	$4,250	(4.25% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Annual Guaranteed Withdrawal Amount increases $0.0425 (or 4.25% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $42.50, to $4,292.50.

Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 66 (No Spousal Benefit Elected)

Participant age:	66
Contract Value as of Business Day prior to Lock-In Date:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)
Guaranteed Annual Withdrawal Amount:	$5,000	(5% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Annual Guaranteed Withdrawal Amount increases $0.05 (or 5% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $50, to $5,050.

Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 71 (No Spousal Benefit Elected)

Participant age:	71
Contract Value as of Business Day prior to Lock-In Date:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)

Guaranteed Annual Withdrawal Amount:	$5,750	(5.75% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Annual Guaranteed Withdrawal Amount increases $0.0575 (or 5.75% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $57.50, to $5,807.50.

SPOUSAL BENEFIT

With the optional Spousal Benefit, the Annual Guaranteed Withdrawal Amount continues to be available until the later death of you and your spouse or civil union partner. You make an irrevocable choice whether or not to elect the Spousal Benefit at the Lock-In Date. The Spousal Benefit extends only to the person you are legally married to on the Lock-In Date. Before you can make this election, you must provide us with due proof of marriage or civil union and your spouse’s or partner’s date of birth in a form acceptable to us. You may not add or remove the Spousal Benefit after the Lock-In Date. There are special considerations if you and your civil union partner are the same gender. See “Same-Gender Spouse Or Civil Union Partner Considerations” below. Both you and your spouse must attain age 55 to lock in your guaranteed withdrawals with the Spousal Benefit. The age of the younger spouse is used to determine the amount of the Annual Guaranteed Withdrawal Amount. Therefore, the Annual Guaranteed Withdrawal Amount will be the product of the applicable Guaranteed Withdrawal Percentage (indicated in the chart above) and the Income Base.

While there is no additional daily charge for this benefit, if you elect the Spousal Benefit you will have a lesser Annual Guaranteed Withdrawal Amount, based on the lesser Guaranteed Withdrawal Percentages, than if you had not elected it.

The Spousal Benefit requires the same person to be both your spouse and sole Beneficiary of both this Contract and the retirement plan it funds when you elect the benefit and when you die. If spousal consent rules apply to the employment based retirement plan in which you participate, spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract under the IncomeFlex Target Benefit, and avoid payment of your plan interest in the form of a QJSA or QPSA. See “Other Important Considerations” in this Section 5 and “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?” Once elected, the Spousal Benefit may not be “transferred” to a new spouse due to divorce, your spouse’s death or any other reason. The Spousal Benefit is irrevocable. Once elected, the lesser Annual Guaranteed Withdrawal Amount based on the lesser Guaranteed Withdrawal Percentages will continue to apply until your Contract ends.

After your death, the IncomeFlex Spousal Benefit will continue to be paid until the death of your surviving spouse. You (during your lifetime) and your surviving spouse (after your death) may make additional Purchase Payments subject to the Guaranteed Withdrawal Percentage on the Lock-In Date. Any additional Purchase Payments made by you or your surviving spouse will increase the Annual Guaranteed Withdrawal Amount by the applicable Guaranteed Withdrawal Percentage applied to the additional Purchase Payment.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 56

Your age:	58
Spouse age:	56
Contract Value as of Business Day prior to Lock-In Date:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)

Annual Guaranteed Withdrawal Amount:	$3,750	(3.75% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Annual Guaranteed Withdrawal Amount increases $0.0375 (or 3.75% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $37.50, to $3,787.50.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 65

Your age:	66
Spouse age:	65
Contract Value as of Business Day prior to Lock-In Date:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)

Annual Guaranteed Withdrawal Amount:	$4,500	(4.50% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Annual Guaranteed Withdrawal Amount increases $0.0450 (or 4.50% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $45.00, to $4,545.00.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 71

Your age:	72
Spouse age:	71
Contract Value as of Business Day prior to Lock-In Date:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)

Annual Guaranteed Withdrawal Amount:	$5,250	(5.25% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Annual Guaranteed Withdrawal Amount increases $0.05250 (or 5.25% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $52.50, to $5,302.50.

SURVIVING SPOUSE – DEATH PRIOR TO LOCK-IN DATE OR AFTER LOCK-IN DATE WITHOUT ELECTION OF SPOUSAL BENEFIT

If you purchase this Contract and die before the Lock-In Date, or after the Lock-In Date but without having elected the Spousal Benefit, then your surviving spouse may continue this Contract and the Prudential IncomeFlex Target Benefit, to the extent permitted by the Code and your retirement plan, if your surviving spouse is your Beneficiary.

Continuation of the Prudential IncomeFlex Target Benefit under this Contract is subject to the following:

■	Your Income Base and Highest Birthday Value will not transfer to your surviving spouse. Rather, they will be reset based on the Contract Value at the time of your death.
■	The birthday of your surviving spouse will be used to determine:
■	the Highest Birthday Values under this Contract;
■	the Birthday Year for Annual Guaranteed Withdrawal Amounts;
■	the availability and amount of Step-Ups.
■	At the Lock-In Date, the age of your surviving spouse will be used to determine the availability and amount of the Annual Guaranteed Withdrawal Amount, as well as increases due to subsequent Purchase Payments.
■	If your surviving spouse remarries, he or she (1) will continue to be eligible to receive the Annual Guaranteed Withdrawal Amount, and (2) may elect the Spousal Benefit at the time of his or her Lock-In Date to extend the Annual Guaranteed Withdrawal Amount for the life of a new spouse.

SAME-GENDER SPOUSE OR CIVIL UNION PARTNER CONSIDERATIONS

The Spousal Benefit may be available for a same-gender spouse or civil union partner recognized under applicable state law. In United States v. Windsor, the Supreme Court held a portion of the Defense of Marriage Act unconstitutional. As a result, same sex couples who are married under applicable state and District of Columbia law will now be treated as spouses under federal law. For more information, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?” Please consult with your tax or legal advisor before electing the Spousal Benefit for a civil union partner.

WITHDRAWALS UNDER THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw from the Contract an amount equal to the Annual Guaranteed Withdrawal Amount each Birthday Year for your lifetime (or the lifetimes of you and your spouse, if the Spousal Benefit is elected). With the optional Spousal Benefit, the Annual Guaranteed Withdrawal Amount continues to be available until the later death of you and your spouse or civil union partner. You make an irrevocable choice whether or not to elect the Spousal Benefit at the Lock-In Date.

The Prudential IncomeFlex Target Benefit does not affect your ability to make withdrawals under your Contract or limit your ability to request withdrawals that exceed the Annual Guaranteed Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Guaranteed Withdrawal Amount in any Birthday Year.

If, cumulatively, you withdraw an amount less than the Annual Guaranteed Withdrawal Amount in any Birthday Year, the unused portion will expire and will not carry-over to subsequent Birthday Years. If your cumulative withdrawals in a Birthday Year are less than or equal to the Annual Guaranteed Withdrawal Amount, then the withdrawals will not reduce your Annual Guaranteed Withdrawal Amount in subsequent Birthday Years.

Cumulative withdrawals in a Birthday Year that are in excess of the Annual Guaranteed Withdrawal Amount are considered Excess Withdrawals. If you make Excess Withdrawals, then your Income Base will be reduced proportionately, thus reducing your Annual Guaranteed Withdrawal Amount in subsequent years (except with regard to certain required minimum distributions described below under “Excess Withdrawals – Required Minimum Distributions”). This means your Income Base and thus your Annual Guaranteed Withdrawal Amount will be reduced by a percentage determined by the ratio of: (a) the amount of the Excess Withdrawal, to (b) the Contract Value immediately prior to such withdrawal (see examples of this calculation below). We will determine whether you have made an Excess Withdrawal at the time of each withdrawal. Therefore, a subsequent increase in the Annual Guaranteed Withdrawal Amount will not offset the effect of an earlier Excess Withdrawal.

Employment-based retirement plans may provide for employer contributions subject to a vesting schedule. Forfeiture of any unvested amounts are withdrawals for purposes of the Prudential IncomeFlex Target Benefit. Therefore, the forfeiture of any unvested amounts before your Lock-In Date will reduce your Highest Birthday Value. Any unvested amounts forfeited after your Lock-In Date will be included with other cumulative withdrawals in a Birthday Year to determine Excess Withdrawals.

Examples – Impact of Withdrawals on Annual Guaranteed Withdrawal Amount

The examples below assume the following (the values set forth are purely hypothetical and do not reflect charges):

Income Base:	$200,000

Guaranteed Withdrawal Percentage:	5.00%

Annual Guaranteed Withdrawal Amount:	$10,000

Birthday Year:	May 15, 2014 through May 14 , 2015

Contract Value prior to withdrawal on June 18, 2014 (date of first withdrawal)	$160,000

Contract Value prior to withdrawal on July 18, 2014 (date of second withdrawal)	$150,000

Example 1. Not an Excess Withdrawal (Amounts less than or equal to Annual Guaranteed Withdrawal Amount)

If $9,000 is withdrawn on June 18, 2014, then the following values would result:

■	Contract Value immediately prior to withdrawal = $160,000
■	Contract Value after withdrawal = $160,000 – $9,000 = $151,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 – $9,000 = $1,000
■	Annual Withdrawal Amount for future Birthday Years remains $10,000
■	Income Base remains $200,000

If an additional $1,000 is withdrawn on July 18, 2014, then the following values would result:

■	Contract Value immediately prior to withdrawal (reflecting $1,000 market decrease from June 18, 2014) = $150,000
■	Contract Value after withdrawal = $150,000 – $1,000 = $149,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Income Base remains $200,000

Example 2. An Excess Withdrawal (Amount exceeds Annual Guaranteed Withdrawal Amount)

If $9,000 is withdrawn on June 18, 2014, then the following values would result:

■	Contract Value = $160,000 – $9,000 = $151,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 – $9,000 = $1,000
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Income Base remains $200,000

If an additional $11,000 is withdrawn on July 18, 2014, then the following values would result:

■	Contract Value immediately prior to withdrawal (reflecting a $1,000 market decrease from June 18, 2014) = $150,000
■	Amount of Excess Withdrawal (withdrawal amount in excess of remaining Annual Guaranteed Withdrawal Amount) = $11,000 – $1,000 = $10,000
■	Contract Value after guaranteed portion of withdrawal = $150,000 – $1,000 = $149,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0
■	Amount of reduction to Annual Guaranteed Withdrawal Amount = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Annual Withdrawal Amount = ($10,000 ÷ $149,000) × ($10,000) = $671.14
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = $10,000 – $671.14 = $9,328.86
■	Income Base is reduced by the same proportion as the reduction to Annual Guaranteed Withdrawal Amount. Reduction to Income Base = ($10,000 ÷ $149,000) × ($200,000) = $13,422.80. New Income Base = $200,000 – $13,422.80 = $186.577.20
■	Contract Value immediately after the Excess Withdrawal = $149,000 – $10,000 = $139,000

EXCESS WITHDRAWALS – REQUIRED MINIMUM DISTRIBUTIONS

You may be required to withdraw more than your Annual Guaranteed Withdrawal Amount to satisfy required minimum distribution requirements under the Code (“RMD Requirements”). These withdrawals will not be treated as Excess Withdrawals, subject to the requirements that follow. As of the last Business Day in each calendar year (each a “RMD Calculation Date”), we will determine the amount you would need to take as a withdrawal to comply with the RMD Requirements during the next calendar year (each a “RMD Payment Year”). This determination is based solely on the sum of the Contract Value and the net actuarial value of our guarantees under the Prudential IncomeFlex Target Benefit on the RMD Calculation Date.

If the amount determined on the RMD Calculation Date is for an eligible spouse, the amount will be based on the assumption that the eligible spouse is a “spouse” for purposes of federal law. In United States v. Windsor, the Supreme Court held a portion of the Defense of Marriage Act unconstitutional. As a result, same sex couples who are married under applicable state and District of Columbia law will now be treated as spouses under federal law. For more information, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?” Please consult with your tax or legal advisor before electing the Spousal Benefit for a civil union partner.

If the required minimum distribution (RMD) amount determined using these assumptions exceeds the Annual Guaranteed Withdrawal Amount on the RMD Calculation Date, then the difference between such RMD amount and the Annual Guaranteed Withdrawal Amount shall be the “RMD Value.” Withdrawals taken in the RMD Payment Year that would otherwise be Excess Withdrawals, shall be treated as Excess Withdrawals only to the extent they exceed the sum of the Annual Guaranteed Withdrawal Amount and the RMD Value. Any RMD Value remaining at the end of each RMD Payment Year shall expire and not increase the RMD Value in any subsequent RMD Payment Year.

Example – Treatment of Withdrawals Related to Required Minimum Distributions

Birthday Year	May 15, 2014 through May 14, 2015

Contract Value on April 16, 2014	$160,000

Contract Value on May 16, 2014	$146,000

Annual Guaranteed Withdrawal Amount	$10,000

Required Minimum Distribution Amount	$14,000 (for calendar year 2014)

RMD Value	$4,000 (for calendar year 2014)

Example 1. Not an Excess Withdrawal (Withdrawal of the Annual Guaranteed Withdrawal Amount plus the RMD Value)

If $14,000 is withdrawn on April 16, 2014, then the following values would result:

■	$10,000 is applied against the Annual Guaranteed Withdrawal Amount
■	$4,000 is applied against the RMD Value
■	Contract Value = $160,000 – $14,000 = $146,000
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

If an additional $10,000 is withdrawn on May 16, 2014, then the following values would result:

■	Remaining Annual Guaranteed Withdrawal Amount for the current Birthday Year = $10,000 – $10,000 = $0
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Contract Value = $146,000 – $10,000 = $136,000

Example 2. An Excess Withdrawal (Withdrawal of an Amount Greater than the Annual Guaranteed Withdrawal Amount plus the RMD Value)

If $20,000 is withdrawn on April 16, 2014, then the following values would result:

■	$10,000 is applied against the Annual Guaranteed Withdrawal Amount
■	$4,000 is applied against the RMD Value
■	$6,000 counts as an Excess Withdrawal
■	Reduction of Annual Guaranteed Withdrawal Amount = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Annual Guaranteed Withdrawal Amount = $6,000 ÷ $146,000 × $10,000 = $410.96
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = $10,000 – $410.96 = $9,589.04
■	Contract Value = $160,000 – $20,000 = $140,000

INCREASE OF INCOME BASE AND ANNUAL GUARANTEED WITHDRAWAL AMOUNT – STEP-UP

Your Annual Guaranteed Withdrawal Amount may increase due to positive market performance in your Variable Investment Option. On each Birthday after Lock-In, any Step-Up Amount, which represents any excess of the Contract Value over the Income Base, may increase the Income Base. If the Income Base is increased by the Step-Up Amount, then your Annual Guaranteed Withdrawal Amount immediately will increase by the amount equal to the product of (a) the Guaranteed Withdrawal Percentage, and (b) the amount of the increase in the Income Base. You may withdraw the additional amount in the Birthday Year during which the increase occurs, but you are not required to do so.

The Income Base will increase by effect of the Step-Up Amount automatically, unless we increase the charge for the Prudential IncomeFlex Target Benefit. If we increase the charge and you become eligible for a Step-Up, then you must choose whether or not to accept the increased charge. If you accept it, then the Income Base will increase by the amount of the Step-Up Amount and the higher charge will apply to the entire Contract Value, unless you affirmatively elect otherwise pursuant to the next paragraph.

We will provide you with 90 days notice that you are eligible for an increase in your Income Base and that by accepting the increase you will become subject to an increased Prudential IncomeFlex Target Benefit charge on the entire Contract Value. Unless you notify us in writing by the end of the 90 day period that you reject the increase of your Income Base resulting from the Step-Up Amount, we will consider you to have accepted the Step-Up Amount and the resultant increased charge. Any such increase in the Prudential IncomeFlex Target Benefit charge would be subject to the maximum charge limit set forth in the “Summary of Contract Expenses.” If you reject an increase in your Income Base, your rejection will be effective for that year only. Your rejection of the Step-Up Amount does not affect your eligibility for subsequent Step-Up Amounts.

Example – Step Up Calculation

Birthday	May 15

Annual Guaranteed Withdrawal Amount	$4,000

Contract Value as of May 14, 2014	$100,000

Guaranteed Withdrawal Percentage	5%

■	Step-Up Value = $100,000 × 5% = $5,000
■	Step-Up Value > Annual Guaranteed Withdrawal Amount ($5,000 > $4,000)
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = $5,000

GUARANTEES UNDER THE INCOMEFLEX TARGET BENEFIT

■	If your Contract Value equals zero and your Annual Guaranteed Withdrawal Amount is greater than zero, we will pay you the Annual Guaranteed Withdrawal Amount in quarterly installments, unless you request another payment frequency.
■	When the Contract Value equals zero, we will no longer accept Purchase Payments under the Contract.

OTHER IMPORTANT CONSIDERATIONS

■

Withdrawals under Prudential IncomeFlex Target Benefit are subject to the terms of your retirement plan, if applicable. If spousal consent rules apply to the retirement plan in which you participate, spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount and avoid payment of your plan interest in the form of a QJSA or QPSA. See “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement

Security Annuity VI?” If spousal consent is not obtained, you or your surviving spouse, will not be able to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount and your plan interest will instead be paid in the form of a QJSA or QPSA. Before investing, you should carefully consider that spousal consent rules of the Code or plan may prevent you, or your surviving spouse, from taking withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount if spousal consent cannot be obtained.

■	Withdrawals made while Prudential IncomeFlex Target Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Contract. The Prudential IncomeFlex Target Benefit does not directly affect the Contract Value or surrender value, but any withdrawal will decrease the Contract Value by the amount of the withdrawal. If you surrender your interest in the Contract, you will receive the current Contract Value, not the Income Base or Annual Guaranteed Withdrawal Amount.
■	The Prudential IncomeFlex Target Benefit is a standard feature of the Contract that guarantees your ability to withdraw amounts equal to a percentage of a notional income base. IncomeFlex may not be appropriate for you if you are interested in maximizing the potential for long-term accumulation and tax deferral, rather than taking current withdrawals and ensuring a stream of income for life.
■	We impose a charge for IncomeFlex, which you will begin paying as soon as you buy the contract, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals.
■	You should consider carefully when to begin taking your Annual Guaranteed Withdrawal Amount withdrawals under IncomeFlex. If you begin taking withdrawals as soon as the benefit allows, you may maximize the time during which you may take withdrawals due to longer life expectancy (although in general, the younger you are, the lower the Guaranteed Withdrawal Percentage that is applied to the Income Base).
■	Note that withdrawals are taken from your own Contract Value – we are only required to start using our own money to pay you the Annual Guaranteed Withdrawal Amount when and if your Contract Value is reduced to zero (so long as Excess Withdrawals have not reduced your Annual Guaranteed Withdrawal Amount to zero).

TERMINATION OF INCOMEFLEX TARGET BENEFIT AND WAITING PERIOD

Subject to the terms of your retirement plan, if applicable, you may terminate the Prudential IncomeFlex Target Benefit by surrendering your interest in the Contract. If you terminate the Prudential IncomeFlex Target Benefit, any guarantee provided by the benefit will end as of the date the termination is effective.

Prudential IncomeFlex Target Benefit terminates:

■	upon an Excess Withdrawal that causes the Contract Value to be zero;
■	upon the surrender of your interest in the Contract;
■	upon your death (or the death of you and your spouse, if the Spousal Benefit was elected);
■	upon a change in ownership of the Contract that changes the tax identification number of the Contract Owner other than in connection with a Spousal Benefit, or
■	upon your election to begin receiving Annuity Payments.

Under Contracts funding employment based retirement plans, the Plan Contract Holder may exercise certain rights under the Contract, including discontinuance of employee contributions to the Contract, termination of the Contract, termination of the retirement plan and/or transfer of assets to an alternate investment or funding vehicle. Any such exercise of rights by a Plan Contract Holder may reduce or eliminate Prudential IncomeFlex Target Benefit guarantees.

We cease imposing the charge for Prudential IncomeFlex Target Benefit upon the effective date of the benefit termination for the events described above.

While you may terminate the IncomeFlex Target Benefit at any time, we may not terminate the benefit other than in the circumstances listed above. However, to the extent permitted by applicable law, we may stop offering the Prudential IncomeFlex Target Benefit by refusing new Purchase Payments, or we may increase related charges for new Purchase Payments and Step-Up transactions at any time in the future.

Currently, if you terminate the Prudential IncomeFlex Target Benefit, you will only be permitted to re-elect the benefit in another of our contracts after 90 calendar days from the date the benefit was last terminated.

ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS

You have purchased the Contract as an investment vehicle to be held by a tax qualified retirement plan. Generally, required minimum distribution rules under the Code require that you begin receiving periodic amounts from your tax qualified arrangement beginning after age 70  1⁄2. The amount required under the Code may exceed the Annual Guaranteed Withdrawal Amount. See “Excess Withdrawals – Required Minimum Distributions,” earlier in this section.

6: HOW CAN I PURCHASE THE PRUDENTIAL RETIREMENT SECURITY ANNUITY VI?

PURCHASE PAYMENTS

There is no minimum initial purchase payment amount. To the extent permitted by law, we reserve the right to cease accepting new Purchase Payments under the Contract at any time. Any decision on our part to cease accepting new Purchase Payments will be done on a non-discriminatory basis. With some restrictions, you can make additional Purchase Payments of no less than $50 at any time during the Accumulation Phase. Currently, we waive this minimum Purchase Payment requirement, but may impose it at any time in the future. Any minimum we impose may vary by plan type.

Currently, you must get our prior approval to make maximum aggregate Purchase Payments in excess of $2 million unless we are prohibited under applicable state law from insisting on such prior approval. We limit the maximum total Purchase Payments in any Contract year other than the first to $1 million absent our prior approval. Depending on applicable state law, other limits may apply. This Contract is issued as a nonqualified annuity.

Absent our prior approval, we may suspend your ability to make additional Purchase Payments during the time period that begins with either of the following: (a) the date of an Excess Withdrawal or (b) any withdrawal before the Lock-In Date. The length of the suspension period is at our discretion. However, in applying any such suspension, we will not discriminate unfairly against any Participant, nor will the length of any suspension exceed 90 days. This restriction does not apply to additional Purchase Payments made through payroll deductions or scheduled loan repayments, if applicable. This restriction does apply to rollover transactions and lump sum loan repayments.

ALLOCATION OF PURCHASE PAYMENTS

If your initial Purchase Payment is received in Good Order by the Designated Record Keeper on a given Business Day, it will be priced as of that Business Day. If your initial Purchase Payment is not in Good Order when received by the Designated Record Keeper, the Designated Record Keeper will allocate the initial Purchase Payment to the plan’s designated default investment option, while it seeks to obtain the required information. During the time period in which your initial Purchase Payment is allocated to that default investment option, you will not be invested in the Contract. Depending on the characteristics of your retirement plan’s default investment option, you may experience a gain or loss on money allocated to that option.

When you make an additional Purchase Payment under this Contract, it will be allocated to the Variable Investment Option, as of the Business Day that the Purchase Payment was received in Good Order by the Designated Record Keeper. Please see “Designated Record Keeper” in Section 10, “Other Information.”

At our discretion, we may give initial and subsequent Purchase Payments (as well as transfers) received in Good Order by certain broker/dealers, or record keepers administering employment based retirement plans, prior to the close of a Business Day the same treatment as they would have received had they been received at the same time at the Prudential Retirement Service Center. Any such arrangements would be governed by the terms and conditions of a written agreement between us and the broker/dealer or record keeper.

CALCULATING CONTRACT VALUE

The value of your Contract will go up or down depending on the investment performance of the Variable Investment Option. To determine the value of your Contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

Every day we determine the value of an accumulation unit for the Variable Investment Option. We do this by:

1)	Adding up the total amount of money allocated to the investment option;
2)	Subtracting from that amount insurance charges and any other applicable charges such as for taxes; and
3)	Dividing this amount by the number of outstanding accumulation units.

When you make a Purchase Payment to a Variable Investment Option, we credit your Contract with accumulation units of the corresponding sub-account. The number of accumulation units credited to your Contract is determined by dividing the amount of the Purchase Payment allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for each investment option after the New York Stock Exchange closes each day and then credit your Contract. The value of the accumulation units can increase, decrease, or remain the same from day to day.

The investment performance of the Variable Investment Option and expenses under the Contract affect the accumulation unit value. We cannot guarantee that your Contract Value will increase or that it will not fall below the amount of your total Purchase Payments.

7: WHAT ARE THE EXPENSES ASSOCIATED WITH THE PRUDENTIAL RETIREMENT

SECURITY ANNUITY VI?

There are charges and other expenses associated with the Contract that reduce the return on your investment. These charges and expenses are described below.

The charges under the Contract are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Contract. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the Contract. If, as we expect, the charges that we collect from the Contract exceed our total costs in connection with the Contract, we will earn a profit. Otherwise, we will incur a loss. The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contract. We may reduce stated fees under particular contracts as to which, due to economies of scale and other factors, our administrative costs are reduced.

INSURANCE AND ADMINISTRATIVE CHARGES

Each day we make a deduction for the insurance and administrative charges. These charges cover our expenses for mortality and expense risk, administration, marketing and distribution. The mortality risk portion of the charge is for assuming the risk that the Annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of Annuity Payments. The expense risk portion of the charge is for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the Contract. The administrative expense portion of the charge compensates us for the expenses associated with the administration of the Contract. This includes preparing and issuing the Contract; establishing and maintaining Contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees; and systems costs.

The insurance and administrative charge equals, on an annual basis, the following percentage of the average daily net assets of the sub-account:

	Current	Maximum
Insurance and Administrative Charge	0.075%	1.50%

While we presently charge the percentage amount reflected in the “Current” column above, we have the right to increase this charge up to the percentage amount reflected in the “Maximum” column above. We will give you written notice before increasing this charge.

PRUDENTIAL INCOMEFLEX TARGET BENEFIT CHARGES

In addition to the current insurance and administrative charge, each day we make a deduction for the charges associated with the Prudential IncomeFlex Target Benefit.

The IncomeFlex Target Benefit charge equals, on an annual basis, the following percentages of the average daily net assets of the sub-account:

	Current	Maximum
IncomeFlex Target Benefit	1.00%	1.50%

While we presently charge the percentage amount reflected in the “Current” column above, we have the right to increase this charge up to the percentage amount reflected in the “Maximum” column above, but we have no current intention to do so.

Any increase in these IncomeFlex Target Benefit charges would apply only to new Purchase Payments and Step-Up transactions after the effective date of the increase. Please see “Increase Of Income Base And Annual Guaranteed Withdrawal Amount – Step-Up” in Section 5, “What Is The Prudential IncomeFlex Target Benefit?”

If the charges under the Contract are not sufficient to cover our expenses, then we will bear the loss. We do, however, expect to profit from these charges. Any profits made from these charges may be used by us to pay for the costs of distributing the Contract.

ANNUAL CONTRACT FEE

We may impose a fee of up to $150 per year for administrative expenses. We currently waive this fee. However, we may begin to impose or increase this fee up to $150 at any time, but we have no current intention to do so. If we impose this fee, it will generally be assessed quarterly on the last Business Day of the quarter. Also, we may establish and modify the level of Contract Value at which we waive this fee. The fee will be deducted from the Contract’s Variable Investment Option, and if the Contract offers more than one option, then proportionately from each option. Any current fee, increase or waiver of this fee may vary by plan type.

TAXES ATTRIBUTABLE TO PREMIUM

There may be federal, state and local premium based taxes applicable to your Purchase Payment. We are responsible for the payment of these taxes and may make a deduction from the value of the Contract to pay some or all of these taxes.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce or eliminate the amount of the annual contract maintenance fee or reduce the insurance and administrative charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional Purchase Payments; and/or (d) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

COMPANY TAXES

We pay company income taxes on the taxable corporate earnings created by this Separate Account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. It is our current practice not to deduct a charge for the federal tax associated with deferred acquisition costs paid by us that are based on premium received. However, we reserve the right to charge the Contract Owner in the future for any such tax.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to holders of the Separate Account Annuity Contracts because (i) the Contract Owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) as described above, we do not currently include company income taxes in the tax charges you pay under the Contract. We reserve the right to change these tax practices.

UNDERLYING MUTUAL FUND FEES

When you allocate a Purchase Payment or a transfer to the Variable Investment Option, we in turn invest in shares of a corresponding underlying mutual fund. The fund charges fees and incurs operating expenses that are in addition to the Contract-related fees described in this section. For the fiscal year ended December 31, 2013 [December 31, 2014 figures to be added in pre-effective amendment #2], without regard to expense caps, the total fees and operating expenses of the Vanguard Balanced Index Fund were 0.08% annually.

For additional information about these fund fees, please consult the prospectus for the fund.

8: HOW CAN I ACCESS MY MONEY?

You can access your money by:

■	Making a withdrawal (either partial or complete); or
■	Choosing to receive Annuity Payments during the Annuity Phase (annuitization). Please see Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

As we are not your plan’s service provider, please contact the Designated Record Keeper for additional information. See “Designated Record Keeper” in Section 10.

WITHDRAWALS DURING THE ACCUMULATION PHASE

When you make a full withdrawal, you will receive the value of your Contract minus any applicable fees. We will calculate the value of your Contract and charges, if any, as of the date your request is received in Good Order by your Plan’s Designated Record Keeper.

The minimum amount that may be withdrawn is $250 or, if less, the Contract Value. We currently waive this minimum. We may begin to impose this minimum at any time in the future. We will generally pay the withdrawal amount, less any required tax withholding, within seven days after your withdrawal request is received by your Plan’s Designated Record Keeper in Good Order.

Income taxes, tax penalties and certain restrictions also may apply to any withdrawal you make. For a more complete explanation, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?”

AUTOMATED WITHDRAWALS

We offer an automated withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual or annual intervals. We will price your withdrawals received in Good Order at the end of the Business Day at the intervals you specify. We will continue at these intervals until you tell us otherwise. The minimum automated withdrawal amount you can make generally is $250. We currently waive this minimum. We may begin to impose this minimum at any time in the future.

Income taxes, tax penalties and certain restrictions may apply to automated withdrawals. For a more complete explanation, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity VI?”

SUSPENSION OF PAYMENTS OR TRANSFERS

The SEC may require us to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

■	The New York Stock Exchange is closed (other than customary weekend and holiday closings);
■	Trading on the New York Stock Exchange is restricted;
■	An emergency exists, as determined by the SEC, during which sales and redemptions of shares of the underlying mutual funds are not feasible or we cannot reasonably value the accumulation units; or
■	The SEC, by order, permits suspension or postponement of payments for the protection of Owners.

We may also suspend any payment in order to obtain information from your employer that is reasonably necessary to ensure that the payment is in compliance with the restrictions imposed by Section 403(b) of the Code, if applicable. In such an event, a payment request will not be in Good Order and we will not process it until we obtain such information from the employer. We may deny a request for a hardship withdrawal if your employer has not informed us that it will provide information reasonably necessary to ensure that hardship withdrawals, in general, are in compliance with the restrictions on withdrawals imposed by Section 403(b). An explanation of why an employer may be unwilling to provide this information may be found in “ERISA Disclosure/Requirements” in Section 9.

WITHDRAWALS IN CONNECTION WITH PLAN LOANS

Certain employment based retirement plans may permit loans. Please contact the Designated Record Keeper to determine if loans are allowed in your plan, how to apply for a loan, and any applicable loan application or loan maintenance fees charged by the administrator, which may vary by plan.

9: WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE PRUDENTIAL

RETIREMENT SECURITY ANNUITY VI?

The following discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. It is not intended as tax advice. You should consult a qualified tax adviser for complete information and advice. The discussion includes a description of certain spousal rights under the Contract and under tax-qualified plans.

Prior to a recent Supreme Court decision, and consistent with Section 3 of the federal Defense of Marriage Act (“DOMA”), same sex marriages under state law were not recognized as same sex marriages for purposes of federal law. However, in United States v. Windsor, the U.S. Supreme Court struck down Section 3 of DOMA as unconstitutional, thereby recognizing for federal law purposes a valid same sex marriage. The Windsor decision means that the favorable tax benefits afforded by the federal tax law to an opposite sex spouse under the Internal Revenue Code (IRC) are now available to a same sex spouse.

On August 29, 2013, the Internal Revenue Service (“IRS”) issued guidance on its position regarding same sex marriages for federal tax purposes. If a couple is married in a jurisdiction (including a foreign country) that recognizes same sex marriages, that marriage will be recognized for all federal tax purposes regardless of the law in the jurisdiction where they reside. However, the IRS did not recognize civil unions and registered domestic partnerships as marriages for federal tax purposes. Currently, if a state does not recognize a civil union or a registered domestic partnership as a marriage, it is not a marriage for federal tax purposes.

There are several unanswered questions regarding the scope and impact of the Windsor case both as to the application of federal and state tax law. Absent further guidance from a state to the contrary, we will tax report and withhold at the state level consistent with the characterization of a given transaction under federal tax law (for example, a tax free rollover).

Please consult with your tax or legal advisor before electing the Spousal Benefit for a civil union partner.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), or 457 (governmental) of the Code. In contrast to many variable annuities, because this Contract can invest in funds available to the general public, if the contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

CONTRACTS HELD BY TAX FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored retirement plans.

This Contract may be purchased by pension and profit sharing plans qualifying for tax benefits under sections 401, 403(b), and 457 (governmental) of the Code. Where employer plans permit, the Contract may also be used for Roth Accounts under their plan. The provisions of the tax law that apply to these retirement plans that may be funded by the Contracts are complex, and Plan Contract Holders are advised to consult a qualified tax advisor.

In general, assuming that Participants and Plan Contract Holders adhere to the requirements and limitations of tax law applicable to the particular type of plan, contributions made under a qualified retirement plan funded by a Contract are deductible (or not includible in income) up to certain amounts each year. Contributions to a Roth 401(k), Roth 403(b) or Roth 457 account are subject to these same limits, and are not deductible for federal income tax purposes.

Distributions. Usually, the full amount of any distribution from a qualified plan (including a distribution from this Contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described below. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

■	A 10% “early distribution penalty”;
■	Liability for “prohibited transactions”; or
■	Failure to take a minimum distribution.

For Roth 401(k) accounts, Roth 403(b) accounts and Roth 457 accounts, only the earnings portion of distributions that are not qualified distributions are subject to income tax and the 10% “early distribution penalty.” The other penalties apply to the entire Roth account. “Qualified distributions” from a Roth account are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the Roth attains age 59 1/2; (b) after the owner’s death; or (c) due to the owner’s disability; and (2) the distribution must be made in the year that is at least five tax years after the first year for Roth accounts, for which a contribution was made to any designated Roth account established for such individual under the same employer retirement plan, or from the first contribution previously made to a Roth account under another applicable retirement plan if a rollover contribution was made from that previous Roth account to the current Roth account from which a distribution is made.

TAX DEFERRED ANNUITIES

In general, you may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) annuity) if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the annuity are non-forfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $17,500 in 2014. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2014. This amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may generally only qualify as a TDA if distributions of salary deferrals (other than “grandfathered” amounts held as of December 31, 1988) may be made only on account of:

■	Your attainment of age 59 1/2;
■	Your severance of employment;
■	Your death;
■	Your total and permanent disability; or
■	Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any “direct transfer” of your interest in the contract to another employer’s TDA plan or mutual fund “custodial account” described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to “qualified” retirement plans.

RE QUIRED MINIMUM DISTRIBUTION PROVISIONS AND PAYMENT OPTION

When you hold the Contract under a tax-favored plan, IRS required minimum distribution provisions must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For employment based retirement plans or arrangements, including Roth 401(k), Roth 403(b) and Roth 457 arrangements, this generally can be deferred until the Participant retires, if later. The amount of the payment from the qualified plan must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

To determine the amount of any required minimum distributions the value of the Contract will be calculated based on the sum of the Contract Value and the actuarial value of any additional Death Benefits and benefits under the Contract. As a result, if amounts are distributed from the Contract to satisfy the required minimum distribution rules, the amount distributed may be larger than if the calculation were based on the Contract Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Contract and an increased amount of taxable income distributed to the Contract Owner, and a reduction of Death Benefits and the benefits of Prudential IncomeFlex Target Benefit. You can use the minimum distribution option to satisfy the IRS required minimum distribution rules for this Contract without either beginning Annuity Payments or surrendering your interest in the Contract. We will distribute to you this required minimum distribution amount, less any other partial withdrawals that you made during the year. If you own more than one 403(b) account, you can choose to satisfy your minimum distribution requirement for each of your accounts by withdrawing that amount from any of your 403(b) accounts. Similarly, if the 403(b) account that includes the Contract has other investments, you can choose to satisfy your minimum distribution requirement from those investments.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR QUALIFIED ANNUITY CONTRACTS

Upon your death under a 403(b) or other employer sponsored plan, the designated Beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that beneficiary is your surviving spouse.

If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, whichever is later. Additionally, if the Contract is payable to (or for the benefit of) your surviving spouse, that portion of the Contract may be continued with your spouse as the owner.

If you die before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement. If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

PENALTY FOR EARLY WITHDRAWALS

You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, Roth IRA or qualified plan (other than a plan under section 457 (governmental) of the Code) before you attain age 59 1/2.

Amounts are not subject to this tax penalty if:

■	the amount is paid on or after you reach age 59 1/2 or die;
■	the amount received is attributable to your becoming disabled; or
■	the amount paid or received is in the form of substantially equal payments not less frequently than annually (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will generally result in retroactive application of the 10% tax penalty.).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

WITHHOLDING

Unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on Annuity Payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

■	For any Annuity Payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with three exemptions. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default.
■	For certain distributions from employment based retirement plans , which are not directly rolled over or transferred to another eligible qualified plan, we are required to withhold 20% for federal income tax. The 20% withholding requirement does not apply to (1) distributions for your life or life expectancy, or joint and last survivor expectancy of you and a designated Beneficiary; (2) distributions for a specified period of 10 years or more; (3) distributions required as minimum distributions; or (4) hardship distributions of salary deferral amounts. Amounts that are received under a Contract used in connection with a Section 457 Plan are treated as wages for federal income tax purposes and are, thus, subject to general withholding requirements.
■	For all other distributions, we will withhold at a 10% rate.

State income tax withholding rules vary and we will withhold based on the rules of your state of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

SPECIAL CONSIDERATIONS REGARDING EXCHANGES INVOLVING 403(b) ARRANGEMENTS

Under IRS regulations generally effective in 2009, the Designated Record Keeper can accept exchanges from another annuity contract only if the Designated Record Keeper has entered into an information-sharing agreement or its functional equivalent, with the applicable employer or its agent. The Designated Record Keeper may make such exchanges only if your employer confirms that it has entered into an information-sharing agreement or its functional equivalent with the issuer of the other annuity contract. This means that if you request an exchange the Designated Record Keeper will not consider your request to be in Good Order, and will not therefore process the transaction, until confirmation from your employer is received.

ERISA DISCLOSURE/REQUIREMENTS

ERISA (the “Employee Retirement Income Security Act of 1974”) and the Code prevent a fiduciary and other “parties in interest” with respect to a plan (and, for purposes of the Code, an IRA would also constitute a “plan”) from receiving any benefit from any party dealing with the plan, as a result of the sale of the Contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the Contract. This information has to do primarily with the fees, charges, discounts and other costs related to the Contract, as well as any commissions paid to any agent selling the Contract.

Information about any applicable fees, charges, discounts, penalties or adjustments may be found in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity VI?”

Information about sales of the Contract may be found in Section 10, “Other Information.” In addition, other relevant information required by the exemptions is contained in the Contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

The U.S. Department of Labor considers certain types of employer actions under a section 403(b) program to be inconsistent with the program not being subject to ERISA. Among these are employer approval of participant requests for loans and hardship withdrawals, both of which reasonably may be necessary to comply with restrictions imposed by Section 403(b) of the Code. If an employer that is a tax exempt entity is unwilling to approve participant requests for loans and hardships, such transactions may not be available to participants using funds held under the Contract. An individual employed by a tax exempt entity should check with his or her employer to determine whether loans and hardship withdrawals are available using funds held under the Contract.

SPOUSAL CONSENT RULES FOR CERTAIN RETIREMENT PLANS

Spousal consent rules may apply to retirement plans intended to satisfy Section 401(a) of the Code and plans subject to ERISA (including church plans with respect to which the plan sponsor has elected to be subject to certain provisions of ERISA and the Code).

If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the death benefit to be paid to your spouse, even if you designated someone else as your beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

Defined Contribution Plans (including 401(k) Plans and ERISA 403(b) Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire death benefit, even if you designated someone else as your beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA, unless you and your spouse consent to waive this right.

While spousal consent to a distribution is generally not required, such consent is required if the retirement plan in which you participate does not provide that, upon your death, your spouse will receive the entire death benefit unless your spouse consents in writing to waive this right. If the plan in which you participate is such a plan and you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a QJSA, unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. In addition, if you are married and die before your payments commence, federal law also requires that the plan pay a death benefit to your spouse. This benefit must be available in the form of an annuity for your spouse’s lifetime and is called a QPSA. If the plan allows payment of death benefits to other beneficiaries, you may elect to have a beneficiary other than your spouse receive the death benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

If spousal consent to a distribution is required under the retirement plan in which you participate and you select the Prudential IncomeFlex Target Benefit feature, spousal consent generally would be required in order for you (or your Spouse, if you elect the optional Spousal Benefit) to take withdrawals from the Contract (including withdrawals of the Annual Guaranteed Withdrawal Amount) that result in a distribution from the plan. Without such consent, the plan would be required to pay your plan interest in the form of a QJSA. A QPSA waiver with spousal consent generally would be required in order for your spouse to take withdrawals from the Contract (including withdrawals of the Annual Guaranteed Withdrawal Amount) if you die before your payments commence. Without such consent, the plan would be required to pay your plan interest to your surviving spouse in the form of a QPSA.

10: OTHER INFORMATION

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY (PRIAC)

PRIAC is a stock life insurance company incorporated under the laws of Connecticut in 1981. PRIAC’s principal business address is 280 Trumbull Street, Hartford, CT, 06103. It is authorized to do business in the District of Columbia and all states. The Company issues group and individual annuities and other insurance contracts. The Company was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 1, 2004, the Company was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”).

The Company is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the Contract.

THE SEPARATE ACCOUNT

We have established a Separate Account, the PRIAC Variable Contract Account A (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under Connecticut law on October 6, 2006, and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company.

The assets of the Separate Account are held in the name of PRIAC and legally belong to us. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account, are, in accordance with the applicable Contracts, credited to or charged against the Separate Account without regard to other income, gains, or losses of PRIAC. PRIAC segregates the Separate Account assets from all of its other assets. Thus, such assets that are held in support of client accounts are not chargeable with liabilities arising out of any other business PRIAC conducts. However, all obligations under the Contract are PRIAC’s general corporate obligations. More detailed information about PRIAC, including its audited financial statements, is provided in the Statement of Additional Information.

DESIGNATED RECORD KEEPER

The Prudential IncomeFlex Target Benefit, offered under this Contract, is administered by PRIAC. However, we do not service your retirement plan. Your plan has a Designated Record Keeper, acting on behalf of the plan, which provides record keeping services. Therefore, all contribution, allocation, withdrawal and/or transfer requests must be directed to the Designated Record Keeper for processing. General questions regarding your plan or the benefits provided thereunder should be directed to the Designated Record Keeper, not to PRIAC.

TEXAS OP TIONAL RETIREMENT PROGRAM

The following special rules apply if you purchase the Contract in connection with the Texas Optional Retirement Program (“Texas Program”).

Under the terms of the Texas Program, Texas will make a contribution to your Contract. The Texas contribution will be credited to your Contract Value. Until you begin your second year of participation in the Texas Program, we have the right to withdraw the value of the Separate Account units purchased on your behalf with this Texas contribution. If you do not begin a second year of participation, then the value of the Separate Account units purchased with the Texas contribution will be withdrawn and returned to the State of Texas.

Under the Texas Program, withdrawals may be taken from the Contract only in the event of your death, retirement or termination of employment. During your participation in the Texas Program you may, however, transfer the Contract Value to another contract issued by PRIAC, its affiliates, or other carriers approved under the Texas Program.

LEAVING YOUR RETIREMENT PLAN – TRANSFERRING YOUR INCOMEFLEX TARGET BENEFIT GUARANTEES

If you are a participant in an employment based retirement plan and you leave your plan, you may be able to transfer the guarantees under your IncomeFlex Target Benefit under this Contract into another variable annuity contract issued by us. If you are a participant in more than one retirement plan offering the Prudential IncomeFlex Benefit, we may limit the number of IRA or Roth IRA accounts you may establish with us, which may limit your ability to transfer and combine your Prudential IncomeFlex Target Benefits.

Such other contract may require a minimum initial purchase payment and may have different fees, limitations, conditions, investments, and provisions affecting the guarantees. You should read the materials concerning such contract carefully, including its prospectus, and consider the benefits and differences between it and this Contract, as offered through your retirement plan. Terms of any such contract may vary by jurisdiction, and availability is subject to regulatory approvals. If you transfer any investments or values under this Contract to any investment other than a variable annuity issued by us for such purpose, all values and guarantees under your IncomeFlex Target Benefit will immediately cease.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC (PIMS), a wholly-owned subsidiary of Prudential Financial, is the distributor and principal underwriter of the securities offered through this prospectus. PIMS acts as the distributor of a number of variable annuity contracts and variable life insurance products we and our affiliates offer.

PIMS’s principal business address is Three Gateway Center, 14th Floor, Newark, New Jersey 07102. PIMS is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Contract is offered on a continuous basis. PIMS may enter into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Contract but are exempt from registration (firms). Applications for the Contract may be solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PIMS may offer the Contract directly to potential purchasers.

Commissions may be paid to firms on sales of the Contract according to one or more schedules. The individual representative would receive a portion of the compensation, depending on the practice of his or her firm. Any commission would be generally based on a percentage of Purchase Payments, up to a maximum of 8%.

We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Contract. Commissions and other compensation paid in relation to the Contract do not result in any additional charge to you or to the Separate Account not described in this prospectus.

In addition, in an effort to promote the sale of our products (which may include the placement of PRIAC and/or the Contract on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Contract’s features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Contract; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval to PIMS. A list of firms that PIMS paid pursuant to such arrangements, if any, is provided in the Statement of Additional Information which is available upon request.

To the extent permitted by FINRA rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different contract that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PIMS and will not result in any additional charge to you not described in this prospectus. Overall compensation paid to the distributing firm does not exceed, based on actuarial assumptions, 8% of the total Purchase Payments made. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

We may also compensate unaffiliated record keepers that provide sub-transfer agency or other services to support the administration of the Contracts in connection with employment based retirement plans.

In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or variable life insurance offered by different Prudential business units.

LITIGATION

PRIAC may be subject to various pending or threatened legal or regulatory proceedings arising from the conduct of its business. Most of these matters are routine and in the ordinary course of business.

The Company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established, but the matter, if material, is disclosed, including matters discussed below. As of December 31, 2013 [December 31, 2014 figures to be added in pre-effective amendment #2], the aggregate range of reasonably possible losses in excess of accruals established is not material. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

Litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of PRIAC in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of a litigation or regulatory matter. Management believes, however, that the ultimate outcome of all pending or threatened litigation or regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on PRIAC’s financial position.

ASSIGNMENT

This Contract must be used to fund an employer based retirement plan or arrangement, and therefore you generally may not assign the Contract during your lifetime. In all cases, the Contracts cannot be assigned without our written consent.

MISSTATEMENT OF AGE – ANNUITY PAYMENTS

If there has been a misstatement of the age of any person, or any other relevant facts upon whose life Annuity Payments are based, then we will make adjustments to conform to the facts. As to Annuity Payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.

MISSTATEMENTS AND CORRECTIONS AFFECTING THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT

If we discover that your age, your spouse’s age or any other fact pertaining to our guarantees under the Prudential IncomeFlex Target Benefit was misstated, or we discover a clerical error, then, to the extent permitted by applicable law, we will make adjustments to any fees, guarantees or other values under this Annuity to reasonably conform to the facts following our established procedures, which shall be applied on a uniform basis.

SERVICE PROVIDERS

We generally conduct our operations through staff employed by us or our affiliates within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed “service providers” under the Investment Company Act of 1940. The entities engaged by us may change over time. Non-affiliated entities that could be deemed service providers to the separate account, with respect to this Contract, consist of the following: Broadridge Financial Solutions, Inc. (proxy tabulation services, fulfillment vendor for mailing applications, forms, prospectuses, etc.) located at 51 Mercedes Way, Edgewood, NY 11717 and 1155 Long Island Avenue, Edgewood, NY 11717; EDM Americas Inc.(mail handling and records management) located at 123 Wyoming Avenue, Scranton, PA 18503 and 1600 Malone Street, Millville, NJ 08332; Great-West Life & Annuity Insurance Company (Designated Record Keeper) located at 8515 E. Orchard Road, Greenwood Village, CO 80111; RR Donnelley Receivables Inc. (printing annual reports and prospectuses) located at 111 South Wacker Drive, Chicago, IL 60606-4301; State Street Bank –Kansas City (custodian and accumulation unit value calculations) located at 801 Pennsylvania Avenue, Kansas City, MO 64105; Xpedite Systems, LLC (fax services) located at 6025 The Corners Parkway, Suite 100, Norcross, GA 30092.

In addition, DST Retirement Solutions, LLC (“DST”), located at 333 W. 11th Street, Kansas City, MO, has entered into an agreement with each of PRIAC and the Designated Record Keeper, under which DST processes and transmits certain Participant data arising under the Contract. Under its agreement with PRIAC, DST calculates certain values applicable to the IncomeFlex Target Benefit (e.g., Annual Guaranteed Withdrawal Amount; Highest Birthday Value) with respect to each Participant in the benefit.

ADDITIONAL INFORMATION

PRIAC has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. You may obtain the omitted information, however, from the SEC’s principal office in Washington, D.C., upon payment of a prescribed fee.

The Statement of Additional Information is available from PRIAC without charge. The addresses and telephone numbers are set forth on the cover page of this prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Contents:

■	Company
■	Experts
■	Principal Underwriter
■	Services
■	Payments Made to Promote Sale of Our Products
■	Determination of Accumulation Unit Values
■	Federal Tax Status
■	Financial Statements

CONTACT INFORMATION

As we do not service your plan, you will need to contact the Designated Record Keeper for general information regarding your plan and the benefits provided thereunder. However, you can contact the Prudential Retirement Service Center by:

■	calling (877) 778-2100 during our normal business hours, 8:00 a.m. to 9:00 p.m. Eastern Time, Monday through Friday, to speak with a customer service representative, or 24 hours per day to access our telephone automated response system.
■	writing to us via regular or express mail at 30 Scranton Office Park, Scranton, PA 18507-1789. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
■	accessing information via our internet website at www.prudential.com/online/retirement.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures. We do not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Nor, due to circumstances beyond our control, can we provide any assurances as to the delivery of transaction instructions submitted to us by regular and/or express mail. Regular and/or express mail (if operational) will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. We reserve the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE PRUDENTIAL RETIREMENT SECURITY ANNUITY VI DESCRIBED IN THIS PROSPECTUS

(print your name)

(address)

(city/state/zip code)

Variable Annuity Issued by: PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY A Prudential Financial Company 280 Trumbull Street Hartford, CT 06103-3509	Variable Annuity Distributed by: PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC A Prudential Financial Company Three Gateway Center, 14th Floor Newark, NJ 07102

MAILING ADDRESS:

PRUDENTIAL RETIREMENT SERVICE CENTER

30 Scranton Office Park,

Scranton, PA 18507-1789

Prudential Retirement 30 Scranton Office Park Scranton, PA 18507-1789	PRSRT STD U.S. POSTAGE PAID LANCASTER, PA PERMIT NO. 1793

© 2014 Prudential Financial, Inc. and its related entities. Prudential, the Prudential logo, the Rock symbol and Bring Your Challenges are service marks of Prudential Financial, Inc., and its related entities, registered in many jurisdictions worldwide.

Ed.

SS-IFX-VI-PROSP	NOT01SU101

STATEMENT OF ADDITIONAL INFORMATION:

PRIAC VARIABLE CONTRACT ACCOUNT A

PRUDENTIAL RETIREMENT SECURITY ANNUITY VI

The Prudential Retirement Security Annuity VI (the “Contract”) is a flexible premium deferred contract issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential Insurance”). The Contract is funded through the PRIAC Variable Contract Account A (the “Account”).

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prudential Retirement Security Annuity VI prospectus, dated             . To obtain copies of the prospectus, without charge, you can write to the Prudential Retirement Service Center, 30 Scranton Office Park, Scranton, PA 18507-1789, or contact us by telephone at (877) 778-2100.

Prudential Retirement Insurance and Annuity Company	Prudential Retirement Service Center
280 Trumbull Street	30 Scranton Office Park
Hartford, CT 06103-3509	Scranton, PA 18507-1789
Telephone: (860) 534-2000	Telephone: (877) 778-2100

Prudential IncomeFlex Target® is a registered trademark of The Prudential Insurance Company of America.

COMPANY

PRIAC (the “Company”) is a stock life insurance company incorporated under the laws of Connecticut in 1981. It is authorized to do business in the District of Columbia and all states. The Company issues group and individual annuities and other insurance contracts. The Company was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 1, 2004, the Company was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”). The Company is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the Contracts.

EXPERTS

Auditor consent to be furnished in pre-effective amendment #2.

1

PRINCIPAL UNDERWRITER

Prudential Investment Management Services LLC (“PIMS”), an indirect wholly-owned subsidiary of Prudential Financial, offers the Contracts on a continuous basis through corporate office and regional home office associated persons in those states in which Contracts may be lawfully sold. It may also offer the Contracts through licensed insurance brokers and agents provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

The date of this prospectus represents the commencement of the offering of Prudential Retirement Security Annuity VI. Thus as of that date, PIMS had not yet earned any commissions with respect to sales of Prudential Retirement Security Annuity VI.

PIMS may pay commissions to broker/dealers that sell the Contracts according to one or more schedules, and also may pay non-cash compensation. In addition, PIMS may pay trail commissions to registered representatives who maintain an ongoing relationship with a Contract Owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of a Contract and the amount of time that a Contract has been in effect.

SERVICES

PRIAC and Great-West Life & Annuity Insurance Company (“Great-West”), a company not affiliated with PRIAC, entered into an agreement dated [DATE], pursuant to which Great-West will provide certain administrative, record keeping and other services in connection with one or more retirement plans invested in the Contract. As noted in the prospectus, Great-West serves as the Designated Record Keeper. Under the Agreement, Great-West is compensated by PRIAC, based on a percentage of the net assets in the Contract as to which Great-West provides record keeping and administrative services. As of February 2, 2015 no compensation has been paid to Great-West for these services.

PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of PRIAC or PIMS on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Contract’s features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm’s registered representatives and make them more knowledgeable about the Contracts; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We or PIMS also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PIMS may pay which are broadly defined as follows:

•	Percentage Payments based upon “Assets under Management” or “AUM”: This type of payment is a percentage payment that is based upon the total amount held in all PRIAC products that were sold through the firm (or its affiliated broker-dealers).

•	Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as Purchase Payments under PRIAC annuity products sold through the firm (or its affiliated broker-dealers).

•	Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support. We may also compensate unaffiliated record keepers that provide sub-transfer agency or other services to support the administration of the Contracts in connection with employment based plans.

2

DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each Business Day. On any given Business Day the value of a unit in each sub-account will be determined by multiplying the value of a unit of that sub-account for the preceding Business Day by the net change factor for that sub-account for the current Business Day. The net change factor for any Business Day is determined by dividing the current day net asset value for fund shares by the net asset value for fund shares for the preceding Business Day (ignoring, for this purpose, changes resulting from new Purchase Payments and withdrawals), and adjusting the result for the daily equivalent of the annual charge for all insurance and administrative expenses. The value of the assets of each sub-account is determined by multiplying the number of underlying fund shares held by the sub-account by the net asset value of each share.

FEDERAL TAX STATUS

Other Tax Rules

1. Entity Owners

When a Contract is held by a non-natural person (for example, a corporation), the Contract generally will not be taxed as an annuity and increases in the value of the Contract will be subject to tax. Exceptions include contracts held by an entity as an agent for a natural person, contracts held under a qualified pension or profit sharing plan, a tax deferred annuity or individual retirement plan or contracts that provide for immediate annuities.

2. Generation-Skipping Transfers

If you transfer your Contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

FINANCIAL STATEMENTS OF PRIAC VARIABLE CONTRACT ACCOUNT A

[Financial statements for SEPARATE ACCOUNT A to be included in pre-effective amendment #2]

PRIAC CONSOLIDATED FINANCIAL STATEMENTS

[Financial statements for PRIAC to be included in pre-effective amendment #2]

3

PART C

OTHER INFORMATION

ITEM 24.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

(1)	Financial Statements of Prudential Retirement Insurance and Annuity Company (Depositor) and the Financial Statements of the PRIAC Variable Contract Account A (Registrant) as of December 31, 2013 - [December 31, 2014 figures to be added in pre-effective amendment #2]

(b)	EXHIBITS

(1)	Resolution of the Board of Directors of Prudential Retirement Insurance and Annuity Company authorizing establishment of the PRIAC Variable Contract Account A. (Note 2)

(2)	N/A

(3)	Distribution Agreement between Prudential Investment Management Services, Inc. (Underwriter) and Prudential Retirement Insurance and Annuity Company (Depositor). (Note 2)

(4)	(a) Form of Investment Agreements with accompanying Target Guaranteed Withdrawal Riders issued by PRIAC. (Note 7)

(5)	(a) Form of Application for Investment Agreements issued by PRIAC. (Note 3)

(6)	(a) Articles of Incorporation of Prudential Retirement Insurance and Annuity Company, as amended March 31, 2004. (Note 2)

(b) By-laws of Prudential Retirement Insurance and Annuity Company, as amended June 2006. (Note 3)

(7)	(a) Contract of reinsurance in connection with variable annuity contract. (Note 3)

(b) Amendment to Contract of Reinsurance, dated June 16, 2008. (Note 3)

(8)	Other material contracts performed in whole or in part after the date the Registration Statement is filed:

(a) Defined Contribution Clearance and Settlement Agreement between The Vanguard Group, Inc. and Prudential Retirement Insurance and Annuity Company. (Note 4)

(b) Addendum to Defined Contribution Clearance and Settlement Agreement between The Vanguard Group, Inc. and Prudential Retirement Insurance and Annuity Company. (Note 5)

(c) Information Sharing Agreement between The Vanguard Group, Inc. and the Prudential Insurance Company of America and affiliates. (Note 6)

(d) Agreement between PRIAC and Great-West Life & Annuity Insurance Company, dated                         . [To be furnished in pre-effective amendment #2]

1

(9)	Consent and Opinion of C. Christopher Sprague, Vice President and Corporate Counsel, as to legality of the securities being registered. (Note 1)

(10)	Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm - to be furnished in pre-effective amendment #2.

(11)	N/A

(12)	N/A

(13)	Powers of Attorney for Christine C. Marcks, Michael J. Brandt, John J. Kalamarides, Elizabeth Marin, James M. O’Connor, Timothy L. Schmidt, George P. Waldeck, Brent Walder and Robert McLaughlin. (Note 1)

Note 1	Filed herewith.
Note 2	Incorporated by reference to Pre-Effective Amendment No. 2 to Form N-4 Registration Statement No. 333-139334, filed April 25, 2007 on behalf of the PRIAC VARIABLE CONTRACT ACCOUNT A.
Note 3	Incorporated by reference to Pre-Effective Amendment No. 3 to Form N-4 Registration Statement No. 333-162553, filed May 4, 2010 on behalf of the PRIAC VARIABLE CONTRACT ACCOUNT A.
Note 4	Incorporated by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement No. 333-162553, filed December 28, 2011 on behalf of the PRIAC VARIABLE CONTRACT ACCOUNT A.
Note 5	Incorporated by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement No. 333-162553, filed April 13, 2012 on behalf of the PRIAC VARIABLE CONTRACT ACCOUNT A.
Note 6	Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement No. 333-162553, filed April 15, 2013 on behalf of the PRIAC VARIABLE CONTRACT ACCOUNT A.
Note 7	Incorporated by reference to the initial Pre-Effective filing to Form N-4 Registration Statement No. 333-199286, filed October 10, 2014 on behalf of the PRIAC VARIABLE CONTRACT ACCOUNT A.

2

ITEM 25.	DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and major officers of Prudential Retirement Insurance and Annuity Company are listed below:

Name and Principal Business Address	Position and Offices with Depositor

Christine C. Marcks 280 Trumbull Street Hartford, CT 06103-3509	Director and President

Michael J. Brandt 280 Trumbull Street Hartford, CT 06103-3509	Director, Senior Vice President and Chief Financial Officer

John J. Kalamarides 280 Trumbull Street Hartford, CT 06103-3509	Director and Senior Vice President

James M. O’Connor 751 Broad Street Newark, NJ 07102-3714	Director and Senior Vice President

Timothy L. Schmidt 2 Gateway CTR Newark, NJ 07102-5005	Director, Senior Vice President and PFI Chief Investment Officer

Elizabeth Marin 751 Broad Street Newark, NJ 07102-3714	Director and Assistant Treasurer

George P. Waldeck 280 Trumbull Street Hartford, CT 06103-3509	Director and Senior Vice President

Brent Walder 280 Trumbull Street Hartford, CT 06103-3509	Director, Senior Vice President and Chief Actuary

Scott G. Sleyster 2 Gateway CTR Newark, NJ 07102-5005	Executive Vice President

Robert H. Tyndall 280 Trumbull Street Hartford, CT 06103-3509	Senior Vice President

Kenneth Y. Tanji 751 Broad Street Newark, NJ 07102-3714	Treasurer

Craig R. Gardner 2 Gateway CTR Newark, NJ 07102-5005	Senior Investment Risk Officer

Richard R. Hrabchak 2 Gateway CTR Newark, NJ 07102-5005	Vice President and Chief Investment Officer

Robert McLaughlin 280 Trumbull Street Hartford, CT 06103-3509	Controller and Vice President

Stephen E. Wieler 200 Wood Avenue South Iselin, NJ 08830-2706	Secretary

3

ITEM 26.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Prudential Retirement Insurance and Annuity Company (“PRIAC”), a corporation organized under the laws of Connecticut, is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a stock life insurance company organized under the laws of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (PFI), a New Jersey insurance holding company.

PRIAC may be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: PRIAC Variable Contract Account A, CIGNA Variable Annuity Separate Account I.

In addition, PRIAC and the Registrant may be deemed to be under common control with other insurers that are direct or indirect subsidiaries of PFI and their separate accounts.

The subsidiaries of Prudential Financial, Inc. are listed under Exhibit 21.1 of the Annual Report on Form 10-K of Prudential Financial, Inc., Registration No. 001-16707, filed February 27, 2014, the text of which is hereby incorporated by reference.

ITEM 27.	NUMBER OF CONTRACT OWNERS

Because this is a new group variable annuity contract, there are not yet any Contract owners as of the date of this registration statement.

ITEM 28.	INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Connecticut, being the state of organization of Prudential Retirement Insurance and Annuity Company (“PRIAC”), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Connecticut law permitting indemnification can be found in Section 33-771 of the Connecticut General Statutes Annotated. The text of PRIAC’s By-law, Article IX, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 6(b).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29.	PRINCIPAL UNDERWRITERS

(a)	Prudential Investment Management Services LLC (PIMS)

PIMS is distributor and principal underwriter for the Prudential Investments and Target families of mutual funds.

PIMS is also distributor of the following other investment companies: Prudential’s Gibraltar Fund, Inc.; The Prudential Variable Contract Account-2; The Prudential Variable Contract Account-10; The Prudential Variable Contract Account-11; The Prudential Variable Contract Account-24; The Prudential Variable Contract G1-2; The Prudential Discovery Premier Group Variable Contract Account; The Prudential Discovery Select Group Variable Contract Account; and PRIAC Variable Contract Account A.

4

(b)	Information concerning the officers and directors of PIMS is set forth below.

NAME AND PRINCIPAL BUSINESS ADDRESS*	POSITIONS AND OFFICES WITH UNDERWRITER

David A. Hunt	President

James V. Gemus 80 Livingston Avenue Roseland, NJ 07068-1753	Executive Vice President

Christine C. Marcks 280 Trumbull Street Hartford, CT 06103-3509	Executive Vice President

Gary F. Neubeck 2 Gateway Center Newark, NJ 07102-5005	Executive Vice President

Stuart S. Parker	Executive Vice President

Peter J. Boland	Senior Vice President and Chief Administrative Officer

John N. Christolini 280 Trumbull Street Hartford, CT 06103-3509	Senior Vice President and Co-Chief Compliance Officer

Mark R. Hastings	Senior Vice President and Chief Compliance Officer

Michael J. King 751 Broad Street Newark, NJ 07102-3714	Senior Vice President, Secretary and Chief Legal Officer

Michael J. McQuade	Senior Vice President, Treasurer and Chief Financial Officer

Hansjerg P. Schlenker	Senior Vice President and Chief Operations Officer

John L. Bronson 751 Broad Street Newark, NJ 07102-3714	Vice President and Deputy Chief Legal Officer

Richard W. Kinville 751 Broad Street Newark, NJ 07102-3714	Vice President and Anti-Money Laundering Officer

Robert P. Smit	Vice President, Assistant Treasurer and Controller

*	The address of each person named is Three Gateway Center, Newark, NJ 07102-4061, unless otherwise noted above.

(c)	As of the date of this registration statement, PIMS has not yet received any commissions with respect to Prudential Retirement Security Annuity VI issued through the registrant separate account.

5

ITEM 30.	LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and documents required to be maintained by Section 31 (a) of the Investment Company Act of 1940 and the rules promulgated there under are maintained by the Registrant through PRIAC at the following addresses:

Prudential Retirement Insurance and Annuity Company

280 Trumbull Street

Hartford, CT 06103

The Prudential Insurance Company of America

and Prudential Investment Management, Inc.

751 Broad Street

Newark, NJ 07102-3777

The Prudential Insurance Company of America

and Prudential Investment Management, Inc.

Gateway Buildings Two, Three and Four

100 Mulberry Street

Newark, NJ 07102

The Prudential Insurance Company of America

213 Washington Street

Newark, NJ 07102

The Prudential Insurance Company of America and

Prudential Investment Management, Inc.

80 Livingston Avenue

Roseland, NJ 07088

The Prudential Insurance Company of America

c/o Prudential Investments

30 Scranton Office Park

Scranton, PA 18507-1789

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, NJ 08830

State Street Bank and Trust Company

801 Pennsylvania Avenue

Kansas City, MO 64105

Great-West Life & Annuity Insurance Company

8515 E. Orchard Road

Greenwood Village, CO 80111

ITEM 31.	MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the Registration Statement under which management-related services are provided to the Registrant—Not Applicable.

6

ITEM 32.	UNDERTAKINGS

(a)	Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)	Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d)	Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e)	Prudential Retirement Insurance and Annuity Company hereby represents that the fees and charges deducted under the Contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential Retirement Insurance and Annuity Company.

TEXAS ORP

The Registrant intends to offer Contracts to Participants in the Texas Optional Retirement Program. In connection with that offering, Rule 6c-7 of the Investment Company Act of 1940 is being relied upon and paragraphs (a)-(d) of that Rule will be complied with.

7

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, PRIAC Variable Contract Account A, has caused this Registration Statement to be signed on its behalf in the City of Hartford and the State of Connecticut, on this 6th day of February, 2015.

PRIAC VARIABLE CONTRACT ACCOUNT A (Registrant)

BY:	/s/ Srinivas D. Reddy
SRINIVAS D. REDDY VICE PRESIDENT, PRODUCT AND INVESTMENT MANAGEMENT, PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY (Depositor)

BY:	/s/ Srinivas D. Reddy
SRINIVAS D. REDDY VICE PRESIDENT, PRODUCT AND INVESTMENT MANAGEMENT, PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE AND TITLE

*
CHRISTINE C. MARCKS
DIRECTOR AND PRESIDENT

*
MICHAEL J. BRANDT
DIRECTOR AND CHIEF FINANCIAL OFFICER

*
JOHN J. KALAMARIDES
DIRECTOR

*
ELIZABETH MARIN
DIRECTOR AND ASSISTANT TREASURER

*
JAMES M. O’CONNOR
DIRECTOR

SIGNATURE AND TITLE

*
TIMOTHY L. SCHMIDT
DIRECTOR

*
GEORGE P. WALDECK
DIRECTOR

*
BRENT WALDER
DIRECTOR

*
ROBERT MCLAUGHLIN
CONTROLLER

*BY:	/s/ C. Christopher Sprague
C. CHRISTOPHER SPRAGUE
(ATTORNEY-IN-FACT)

EXHIBIT INDEX

Exhibit No.	Description

9	Consent and Opinion of C. Christopher Sprague, Vice President and Corporate Counsel, as to the legality of the securities being registered.

13	Powers of Attorney for Christine C. Marcks, Michael J. Brandt, John J. Kalamarides, Elizabeth Marin, James M. O’Connor, Timothy L. Schmidt, George P. Waldeck, Brent Walder and Robert McLaughlin